

Genco Shipping & Trading Limited

2006 Annual Report

GENCO SUCCESS
HONGKONG



SUCCESSFULLY EXECUTING OUR STRATEGY


GENCO


5.4M

ABOUT US

Genco Shipping & Trading Limited is a leading provider of international seaborne drybulk transportation services. Utilizing its 19 drybulk carriers, the Company transports iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes for leading multi-national charterers. Genco Shipping & Trading Limited currently owns a fleet of 19 drybulk vessels, consisting of seven Panamax, seven Handymax and five Handysize vessels, with a carrying capacity of approximately 988,000 dwt.

2006 FINANCIAL AND OPERATIONAL HIGHLIGHTS

(dollars in thousands)

PRO FORMA BALANCE SHEET ITEMS[1]

December 31, 2006

Pro Forma Cash	$ 64,030
Net Debt	$142,203
Net Debt to Total Capitalization	29.5%
Total Liquidity[2]	$507,797

PERFORMANCE ITEMS[1]

December 31, 2006

EBITDA Margin	75.7%
Fleet Utilization	99.3%
Return on Total Capital	14.5%

(1) Please refer to page 56 for a reconciliation of Pro Forma Balance Sheet Items and Performance Items.

(2) Includes the option to expand credit facility by $100 million. See page 47 for details.

FINANCIAL HIGHLIGHTS

(dollars in thousands except for share and per share data)	2006	2005
Revenues	$133,232	$ 116,906
Operating Expenses:		
Voyage expenses	4,710	4,287
Vessel operating expenses	20,903	15,135
General and administrative expenses	8,882	4,937
Management fees	1,439	1,479
Depreciation and amortization	26,978	22,322
Total operating expenses	62,912	48,160
Operating income	70,320	68,746
Other expense	(6,798)	(14,264)
Net income	$ 63,522	$ 54,482
Earnings per share—Basic	$ 2.51	$ 2.91
Earnings per share—Diluted	$ 2.51	$ 2.90
Dividends declared and paid per share	$ 2.40	$ 0.60

TO OUR SHAREHOLDERS

"Genco's ability to distribute cumulative dividends of $3.66 per share, expand the fleet by 30% and provide shareholders who invested in its 2005 IPO with a cumulative return of 47% as of December 31, 2006 highlights the Company's core differentiators and underscores management's success in executing the Company's strategy."

LETTER FROM THE CHAIRMAN

Genco Shipping & Trading Limited had a significant year in 2006 delivering strong results in its first full year operating as a public company. In our inaugural letter discussing 2005, we detailed a strategy for drawing upon our experienced management team, significant time charter coverage, and financial flexibility to achieve growth and distribute sizeable dividends to shareholders. Genco's ability to distribute cumulative dividends of $3.66 per share, expand the fleet by 30% and provide shareholders who invested in its 2005 IPO with a cumulative return of 47% as of December 31, 2006 highlights the Company's core differentiators and underscores management's success in executing the Company's strategy.

Expanding Leadership Position in the Drybulk Industry

Genco was founded with the distinct vision of becoming a global leader in the drybulk industry with a large, high-quality fleet. Building on the Company's strong financial foundation, past success in consolidating the industry and diligent approach to managing its business, Genco continued to successfully execute its acquisition strategy.

During 2006, we remained focused on adding quality vessels that surpass rigorous standards and increase the Company's earnings potential. Specifically, we acted decisively to take advantage of a temporary short-term softness in asset prices and acquired three drybulk vessels for an aggregate purchase price of $81.25 million, expanding our fleet by 23% on a tonnage basis and improving our fleet's age profile. The subsequent rise in asset prices during the year, combined with our success at signing contracts for all three vessels at strong rates, is a testament to the merit of this acquisition and our ongoing focus on employing a prudent and opportunistic growth strategy.



Providing Both Growth and Dividends

As we continued to grow our fleet in 2006, we are pleased to have distributed sizeable dividends. Since going public in 2005, we have provided shareholders with cumulative dividends of $3.66 per share, which highlight the Company's significant earnings power as well as its ongoing ability to secure time charter coverage with prestigious multi-national charterers.

Our continued expertise in taking advantage of the strong freight market during 2006 and into 2007, led to our success in securing 84% of our fleet's remaining 2007 available days and 39% of our fleet's 2008 available days on time charters as of March 20, 2007. With significant time charter coverage secured early in the year, and our solid prospects for increased profitability as a result of our expanded fleet, our Board made the important decision to increase our dividend paid for the fourth quarter of 2006 by 10% to $0.66 per share. This decision underscores one of Genco's key differentiators: operating the Company to best serve shareholders in both the near and long term.

Solidifying a Strong Foundation for Growth

Complementing Genco's diligent approach of employing strict acquisition criteria during the year, we advanced our unrelenting commitment to maintain the appropriate financial flexibility in order to continue to further our position as a leading consolidator in the industry. During the year, we increased our 10-year credit facility to $550 million from $450 million, a direct result of our strong relationships with our lenders and our proactive approach of ensuring an optimal foundation for the future.

Our total pro forma liquidity of $508 million combined with our pro forma net debt-to-total capital ratio of 29% as of December 31, 2006 positions the Company well to continue to grow Genco's fleet and earnings for the benefit of our shareholders. Furthermore, this financial strength and our unique dividend policy, which includes a reserve for growth, bodes well for Genco to continue to meet its critical growth objective without having to rely on the equity markets, another key differentiator of our Company.

Ongoing Support from the U.S. Capital Markets

In addition to the support Genco received from its banking group during 2006, the Company successfully completed a secondary offering of shares held by Fleet Acquisition LLC in February of 2007. The offering was noteworthy for a number of reasons. First, the offering was closed at the market price, when secondary offerings of other companies in the shipping industry were priced at a discount to the market price. Second, management and I maintained our ownership of Genco's shares, which underscores our belief in Genco's strategy and long-term prospects.

Outlook for 2007

When we founded Genco in November of 2004, we did so with the strategic focus of taking advantage of the favorable long-term global demand for core commodities such as iron ore, coal and grain. I am proud of Genco's initial success capitalizing on these positive fundamentals as well the progress the Company has made in advancing its vision of becoming the industry bellwether.

Going forward, we remain committed to build upon the considerable success we experienced in 2006. As we did when we acquired our initial fleet of 16 vessels and the subsequent acquisitions of a total of four quality vessels in 2005 and 2006, we intend to maintain an unrelenting focus in seeking accretive acquisitions that meet strict financial criteria while also creating value for shareholders through our target quarterly dividend of $0.66 per share. Complementing this approach, we intend to continue to maintain a large portion of our fleet secured on long-term time charters and provide leading charterers with service that meets the highest standards. Remaining true to this focus gives us great confidence for the future as we continue to

"During 2006, we remained focused on adding quality vessels that surpass rigorous standards and increase the Company's earnings potential. Specifically, we acted decisively to take advantage of a temporary short-term softness in asset prices and acquired three drybulk vessels for an aggregate purchase price of $81.25 million."

strive for the ongoing creation of long-term value for our shareholders.

In Appreciation of a Dedicated Team

Genco's tremendous success in 2006, and since its founding a little more than two years ago, can be attributed directly to the dedication and expertise of our staff. The Company's strong reputation in the industry for providing service to leading multinational charters that adheres to the highest standards stems from the commitment of our staff to meet customer demand for the efficient transportation of essential commodities around the world.

I thank our team for all their efforts in enabling Genco to truly become a leading drybulk company. I also express my appreciation to our shareholders and other supporters and look forward to providing an update on our continued progress in the future.



Peter C. Georgiopoulos
Chairman of the Board
Genco Shipping & Trading Limited

LETTER FROM THE PRESIDENT



2006 was a year of operational excellence for Genco, as the Company further solidified its leading position and enhanced its reputation in the global drybulk industry.

During 2006, we are pleased to have furthered our commitment to providing customers with first-in-class vessels that support rigorous standards. Consistent with this intense focus, the Company acquired three drybulk vessels—one Handymax and two Panamax—that further improved the profile of our modern, high-quality fleet. Building upon our past success, we worked diligently to ensure the seamless integration of these newly acquired vessels into our existing infrastructure. Our success at maintaining the operational integrity of our entire fleet and securing employment of the vessels prior to their delivery is testimony to our integration expertise. This considerable success also contributed to the Company achieving utilization of over 99% for the year.

The strong reputation of Genco's management team as an operator of quality tonnage has been instrumental in significantly increasing our fleet's time charter coverage throughout 2006 and into 2007. Specifically, our success at taking advantage of the favorable drybulk rate environment enabled the Company to enter into long-term contracts with leading international charterers at strong rates boding well for the Company's earnings potential and fleet utilization. Consistent with our strategy of securing a large portion of our fleet on time charters, we recently enhanced our in-house chartering capabilities by appointing a new Chartering Manager with extensive shipping experience.

In support of the Company's commitment to providing service that meets the highest standards, Genco engaged the services of Barber Ship Management and Anglo-Eastern Ship Management in 2006 following the appointment of Wallem Shipmanagement during the prior year. With three of the world's leading technical management companies complementing our ship operations, we were able to achieve two important objectives: first, we are ensured of high quality of customer service at a cost-effective price. Second, we gained access to a larger pool of quality crew members allowing us to better serve our world-class customers.

2006 was clearly a significant year for Genco in which we further strengthened our position to continue to surpass the exacting requirements of our global customers. I would like to thank all our dedicated staff, both onboard and onshore, for their hard work and look forward to the year ahead.

Robert Gerald Buchanan
President
Genco Shipping & Trading Limited

2007

"The strong reputation of Genco's management team as an operator of quality tonnage has been instrumental in significantly increasing our fleet's time charter coverage throughout 2006 and into 2007."

29%

"Our pro forma liquidity totaled $508 million and our pro forma net debt-to-total capital ratio was further reduced to 29%, positioning the Company to further execute its acquisition strategy."

LETTER FROM THE CFO

With an aim of providing value to our shareholders in both the near and long term, Genco continued to effectively deliver on its financial objectives during 2006. Highlighting the considerable success we achieved in this important area, we drew upon our strong operational results to pay sizeable dividends while further enhancing our financial liquidity. The Company also posted a 14.5% return on capital for 2006, which we believe was the highest among the U.S. publicly traded drybulk shipping companies for the year. Our success in delivering such a strong return is directly related to Genco's disciplined acquisition and chartering approach and focus on creating significant value. Furthermore, shareholders who invested in our IPO have realized a 47% total return based on the stock's closing price as of December 29, 2006 and cumulative dividends.

At the core of Genco's continued success in consolidating the drybulk industry is our commitment to maintaining significant financial flexibility. Drawing upon this key differentiator, Genco utilized its significant liquidity position to acquire three quality drybulk vessels, without the need to access the equity markets. This enabled the Company to expand its fleet and further enhance its earnings power, without diluting current shareholders. The acquisition of our three drybulk vessels in 2006 was followed by the sale of the Genco Glory, a 1984-built Handymax vessel for $13.15 million. The sale, which resulted in a net gain of approximately $3.6 million in the first quarter of 2007, further demonstrates management's ability to act opportunistically and take advantage of the strong drybulk market.

During a time when we grew our fleet on a tonnage basis by 23%, we are also pleased to have increased our credit facility by $100 million to $550 million, positioning the Company well for the future. The facility, which was executed at the same favorable terms of our original facility, also has an expandable feature with the option to increase the facility by an additional $100 million to $650 million. As of December 31, 2006, and after the $100 million expansion option under the credit facility, our pro forma liquidity totaled $508 million and our pro forma net debt-to-total capital ratio was further reduced to 29%, positioning the Company well to further execute its acquisition strategy. We continue to look for acquisition candidates, and remain focused on scrutinizing potential transactions based on their ability to provide earnings and cash flow accretion as well as significant returns on total capital.



Since going public in July of 2005, Genco exceeded its $0.54 target dividend for five consecutive quarters. As a result of our enhanced earnings power and significant time charter coverage our Board of directors increased our 2007 quarterly dividend target by 22% to $0.66 per share. Including the dividend of $0.66 per share we declared for the fourth quarter of 2006, we have declared dividends totaling $2.46 per share for 2006 and $3.66 per share on a cumulative basis since going public.

At Genco Shipping & Trading Limited we have a strong commitment to the integrity of our financial reporting. In 2006, we successfully executed the implementation of Section 404 of the Sarbanes-Oxley Act. I am pleased to report that Genco Shipping & Trading Limited had effective internal financial controls at December 31, 2006.

I thank our finance team for the dedication they demonstrated throughout the year. Their hard work contributed to Genco's overall success as well as positioning the company for continued growth in the future.



John C. Wobensmith
Chief Financial Officer
Genco Shipping & Trading Limited



STRONG RELATIONSHIPS WITH INTERNATIONAL CHARTERERS

Genco's strong relationships with top-tier charterers are directly related to the Company's leading reputation as an operator of high-quality tonnage and the extensive industry experience of its management team. With a commitment to strict operating standards, Genco continues to meet and exceed the expectations of its global customers.

Consistent with the Company's goal of building a fleet of first-in-class vessels, Genco acquired three drybulk ships in 2006. Following the delivery of the Genco Commander, a 1994-built Handymax vessel, the Genco Acheron, a 1999-built Panamax vessel, and the Genco Surprise, a 1998-built Panamax vessel, the Company further enhanced its modern fleet profile and future commercial prospects. Currently, the average age of Genco's fleet is approximately 9 years, well below the industry average.

As Genco successfully expanded its leading position in the drybulk industry, the Company achieved considerable progress in locking away a significant portion of its fleet on long-term time charters at attractive rates. As of March 20, 2007, Genco has approximately 84% of its fleet's remaining 2007 available days and 39% of its 2008 available days secured on contracts. In achieving this important objective, the Company will maintain its focus on securing long-term time charters and enhancing its revenue stream for the benefit of shareholders

Genco's philosophy of operational excellence is evident throughout all aspects of its business. The Company's rigorous in-house policies and procedures, both onshore and at sea, are complemented by its partnership with three of the world's leading technical management companies that promote the highest industry standards. Genco has developed a strong track record in transporting essential commodities along worldwide shipping routes and intends to continue to draw upon its quality fleet and top industry


GENCO



EXPANDING INDUSTRY LEADERSHIP POSITION

Genco Shipping continues to establish itself as a leading consolidator in the industry. At the core of Genco's considerable success during the year meeting this critical objective was the Company's progress in entering into acquisitions that met strict earnings and cash flow accretion criteria as well as return on capital hurdles. The Company's unrelenting focus on employing this diligent approach combined with its focus on building its existing strong financial and operational foundation resulted in the acquisition of three drybulk vessels from affiliates of Franco Compania Naviera S.A., for an aggregate purchase price of $81.25 million.

Genco's growth strategy, which is focused on continuing to add quality vessels to its fleet, positions the Company to take advantage of strong fundamentals for drybulk shipping. During 2006, the drybulk market was robust, driven primarily by three factors. First, Chinese steel production in 2006 increased 21% on a year-over-year basis. Second, iron ore imports into China increased 18% from 2005 levels. And finally, longer haul distances, which resulted from China importing more iron ore from places such as Brazil, had a positive effect on the drybulk rate environment. In addition to the iron ore trade, China's rapid development has resulted in an increase of energy demand, boosting the country's coal imports and leading the country to become a net importer of coal over the long term.

In an effort to take advantage of future growth opportunities in the drybulk industry, Genco increased its credit facility to $550 million from $450 million. With a sound capital structure, including total pro forma liquidity of approximately $508 million, low leverage position with a pro forma net debt-to-total capital ratio of 29%, and a unique dividend policy with a reserve for growth, Genco remains well positioned to capitalize on such opportunities that create long-term value for the Company and its shareholders. Consistent with the Company's success in acquiring 20 vessels since its founding in 2004, we intend to continue to draw upon





DISTRIBUTING SIGNIFICANT DIVIDENDS IN A PERIOD OF GROWTH

Genco's unique dividend policy is aimed at enabling shareholders to benefit from its earnings power while at the same time providing the Company with a reserve for growth. The Company's solid operating performance since inception has allowed Genco to consistently exceed its initial $0.54 per share quarterly target dividend without sacrificing its financial strength. Since the Company's IPO in July 2005, Genco has declared cumulative dividends of $3.66 per share for the six eligible quarters.

Period	Declared Dividend
Q3 2005	$ 0.60
Q4 2005	$ 0.60
Q1 2006	$ 0.60
Q2 2006	$ 0.60
Q3 2006	$ 0.60
Q4 2006	**$0.66**
Total	$ 3.66

Building upon the Company's success in capitalizing on strategic acquisitions and significantly increasing the time charter coverage for its high-quality fleet, Genco made the important decision to raise its quarterly dividend target for 2007 by 22% to $0.66 per share. This new quarterly target dividend is testimony to Genco's continued success in expanding its fleet in a prudent manner and securing its vessels on long-term time charters with leading international charterers.

Key to Genco's increased dividend was the Company's ability to expand its fleet by 23% on a tonnage basis following the acquisition of the Genco Commander, a 1994-built Handymax vessel, the Genco Acheron, a 1999 built Panamax vessel, and the Genco Surprise, a 1998-built Panamax vessel. Genco acted decisively and drew upon its increased credit facility of $550 million to finance the acquisition, which met all of the Company's stringent return criteria.

As Genco successfully executed its growth plan, the Company further strengthened its ability to distribute significant dividends by locking away a large portion of its fleet on time charters at attractive rates. With approximately 84% of its fleet's remaining available days secured on contracts for 2007 as of March 20, 2007, combined with a sound capital structure including $508 million in total pro forma liquidity and a unique dividend policy with a reserve for growth, Genco remains in a strong position to distribute sizable dividends to shareholders.



FINANCIAL TABLE OF CONTENTS

Genco Shipping & Trading Limited

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	For the years ended December 31,		For the period from September 27, 2004 to December 31,
	2006	2005	2004
Income Statement Data:			
(U.S. dollars in thousands except for share and per share data)			
Revenues	$133,232	$ 116,906	$ 1,887
Operating Expenses:			
Voyage expenses	4,710	4,287	44
Vessel operating expenses	20,903	15,135	141
General and administrative expenses	8,882	4,937	113
Management fees	1,439	1,479	27
Depreciation and amortization	26,978	22,322	421
Total operating expenses	62,912	48,160	746
Operating income	70,320	68,746	1,141
Other expense	(6,798)	(14,264)	(234)
Net income	$ 63,522	$ 54,482	$ 907
Earnings per share—Basic	$ 2.51	$ 2.91	$ 0.07
Earnings per share—Diluted	$ 2.51	$ 2.90	$ 0.07
Dividends declared and paid per share	$ 2.40	$ 0.60	—
Weighted average common shares outstanding—Basic	25,278,726	18,751,726	13,500,000
Weighted average common shares outstanding—Diluted	25,351,297	18,755,195	13,500,000
Balance Sheet Data:			
(U.S. dollars in thousands, at end of period)			
Cash	$ 73,554	$ 46,912	$ 7,431
Total assets	578,262	489,958	201,628
Total debt (current and long-term)	211,933	130,683	125,766
Total shareholders' equity	353,533	348,242	73,374
Cash Flow Data:			
(U.S. dollars in thousands)			
Net cash flow provided by operating activities	$ 90,068	$ 88,230	$ 2,718
Net cash flow used in investing activities	(82,840)	(268,072)	(189,414)
Net cash provided by financing activities	19,414	219,323	194,127
EBITDA[1]	$100,845	$ 91,743	$ 1,562

(1) EBITDA represents net income plus net interest expense, income tax expense, depreciation and amortization, plus amortization of nonvested stock compensation, and amortization of the value of time charter acquired which is included as a component of other long-term assets. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in consolidating internal financial statements and it is presented for review at our board meetings. EBITDA is also used by our lenders in certain loan covenants. For these reasons, we believe that EBITDA is a useful measure to present to our investors. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies. The following table demonstrates our calculation of EBITDA and provides a reconciliation of EBITDA to net income for each of the periods presented above:

	For the years ended December 31,		For the period from September 27, 2004 to December 31,
	2006	2005	2004
(U.S. dollars in thousands except for per share data)			
Net income	$ 63,522	$54,482	$ 907
Net interest expense	6,906	14,264	234
Amortization of value of time charter acquired[1]	1,850	398	—
Amortization of nonvested stock compensation	1,589	277	—
Depreciation and amortization	26,978	22,322	421
EBITDA	$100,845	$91,743	$1,562

(1) Amortization of value of time charter acquired is a reduction of revenue and the unamortized portion is included in other long-term assets.

	For the years ended December 31,		For the period from September 27, 2004 to December 31,
	2006	2005	2004
Fleet Data:			
Ownership days[1]			
Panamax	1,923.7	1,538.6	15.5
Handymax	2,614.4	2,046.6	26.7
Handysize	1,825.0	1,810.9	41.8
Total	6,363.1	5,396.1	84.0
Available days[2]			
Panamax	1,905.7	1,534.4	15.5
Handymax	2,552.6	2,043.4	26.7
Handysize	1,825.0	1,810.0	41.8
Total	6,283.3	5,387.8	84.0
Operating days[3]			
Panamax	1,886.6	1,523.2	15.5
Handymax	2,527.1	2,028.1	26.7
Handysize	1,822.8	1,794.1	41.8
Total	6,236.5	5,345.4	84.0
Fleet utilization[4]			
Panamax	99.0%	99.3%	100.0%
Handymax	99.0%	99.3%	100.0%
Handysize	99.9%	99.1%	100.0%
Fleet average	99.3%	99.2%	100.0%

	For the years ended December 31,		For the period from September 27, 2004 to December 31,
	2006	2005	2004
Average Daily Results:			
(U.S. dollars)			
Time Charter Equivalent[5]			
Panamax	$24,128	$25,090	$41,367
Handymax	21,049	21,255	18,166
Handysize	15,788	16,955	17,191
Fleet average	20,455	20,903	21,960
Daily vessel operating expenses[6]			
Panamax	$ 3,615	$ 3,061	$ 2,101
Handymax	3,228	2,796	1,577
Handysize	3,019	2,597	1,597
Fleet average	3,285	2,805	1,683

(1) We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2) We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3) We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

Genco Shipping & Trading Limited

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(continued)

(5) We define TCE rates as our net voyage revenue (voyage revenues less voyage expenses) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

	For the years ended December 31,		For the period from September 27, 2004 to December 31,
	2006	2005	2004
Income statement data			
(U.S. dollars in thousands)			
Voyage revenues	$133,232	$116,906	$1,887
Voyage expenses	4,710	4,287	44
Net voyage revenue	$128,522	$112,619	$1,843

(6) We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

General

We are a Marshall Islands company incorporated in September 2004 to transport iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes through the ownership and operation of drybulk carrier vessels. As of December 31, 2006, excluding the Genco Glory, our fleet consisted of seven Panamax, seven Handymax and five Handysize drybulk carriers, with an aggregate carrying capacity of approximately 988,000 dwt, and the average age of our fleet was approximately 8.9 years as of December 31, 2006, as compared to the average age for the world fleet of approximately 15.6 years for the drybulk shipping segments in which we compete. All of the vessels in our fleet are on time charters to reputable charterers, including Lauritzen Bulkers, Cargill, HMMC, BHP, DS Norden, A/S Klaveness, Cosco Bulk Carrier Co., Ltd., and NYK Europe. All of the vessels in our fleet are presently engaged under time charter contracts that expire (assuming the option periods in the time charters are not exercised) between March 2007 and December 2008.

Each vessel in our fleet was delivered to us on the date specified in the following chart:

Vessel Acquired	Date Delivered	Class	Year Built
Genco Reliance	12/6/04	Handysize	1999
Genco Glory	12/8/04[1]	Handymax	1984
Genco Vigour	12/15/04	Panamax	1999
Genco Explorer	12/17/04	Handysize	1999
Genco Carrier	12/28/04	Handymax	1998
Genco Sugar	12/30/04	Handysize	1998
Genco Pioneer	1/4/05	Handysize	1999
Genco Progress	1/12/05	Handysize	1999
Genco Wisdom	1/13/05	Handymax	1997
Genco Success	1/31/05	Handymax	1997
Genco Beauty	2/7/05	Panamax	1999
Genco Knight	2/16/05	Panamax	1999
Genco Leader	2/16/05	Panamax	1999
Genco Marine	3/29/05	Handymax	1996
Genco Prosperity	4/4/05	Handymax	1997
Genco Trader	6/7/05	Panamax	1990
Genco Muse	10/14/05	Handymax	2001
Genco Commander	11/2/06	Handymax	1994
Genco Acheron	11/7/06	Panamax	1999
Genco Surprise	11/17/06	Panamax	1998

(1) We reached an agreement to sell the vessel to Cloud Maritime S.A. The delivery of the vessel to the new owner is expected to occur during February 2007.

We intend to grow our fleet through timely and selective acquisitions of vessels in a manner that is accretive to our cash flow. In connection with this growth strategy, we negotiated the New Credit Facility, which has been used to refinance the outstanding indebtedness under our previous credit facility (the "Original Credit Facility") remaining after application of a portion of the net proceeds of our initial public offering on July 22, 2005.

Our management team and our other employees are responsible for the commercial and strategic management of our fleet. Commercial management includes the negotiation of charters for vessels, managing the mix of various types of charters, such as time charters and voyage charters, and monitoring the performance of our vessels under their charters. Strategic management includes locating, purchasing, financing and selling vessels. We currently contract with three independent technical managers to provide technical management of our fleet at a lower cost than we believe would be possible in-house. Technical management involves the day-to-day management of vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. Members of our New York City-based management team oversee the activities of our independent technical managers.

Factors Affecting Our Results of Operations

We believe that the following table reflects important measures for analyzing trends in our results of operations. The table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the years ended December 31, 2006 and 2005 and the period from inception September 27, 2004 to December 31, 2004. Because predominately all of our vessels have operated on time charters, our TCE rates equal our time charter rates less voyage expenses consisting primarily of brokerage commissions paid by us to third parties.

	For the years ended December 31,		For the period from September 27, 2004 to December 31,
	2006	2005	2004
Fleet Data:			
Ownership days[1]			
Panamax	1,923.7	1,538.6	15.5
Handymax	2,614.4	2,046.6	26.7
Handysize	1,825.0	1,810.9	41.8
Total	6,363.1	5,396.1	84.0
Available days[2]			
Panamax	1,905.7	1,534.4	15.5
Handymax	2,552.6	2,043.4	26.7
Handysize	1,825.0	1,810.0	41.8
Total	6,283.3	5,387.8	84.0
Operating days[3]			
Panamax	1,886.6	1,523.2	15.5
Handymax	2,527.1	2,028.1	26.7
Handysize	1,822.8	1,794.1	41.8
Total	6,236.5	5,345.4	84.0
Fleet utilization[4]			
Panamax	99.0%	99.3%	100.0%
Handymax	99.0%	99.3%	100.0%
Handysize	99.9%	99.1%	100.0%
Fleet average	99.3%	99.2%	100.0%

	For the years ended December 31,		For the period from September 27, 2004 to December 31,
	2006	2005	2004
(U.S. dollars)			
Average Daily Results:			
Time Charter Equivalent[5]			
Panamax	$24,128	$25,090	$41,367
Handymax	21,049	21,255	18,166
Handysize	15,788	16,955	17,191
Fleet average	20,455	20,903	21,960
Daily vessel operating expenses[6]			
Panamax	$ 3,615	$ 3,061	$ 2,101
Handymax	3,228	2,796	1,577
Handysize	3,019	2,597	1,597
Fleet average	3,285	2,805	1,683

(1) We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2) We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3) We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5) We define TCE rates as net voyage revenue (voyage revenues less voyage expenses) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

	For the years ended December 31,		For the period from September 27, 2004 to December 31,
	2006	2005	2004
Income Statement Data:			
(U.S. dollars in thousands)			
Voyage revenues	$133,232	$116,906	$1,887
Voyage expenses	4,710	4,287	44
Net voyage revenue	$128,522	$112,619	$1,843

(6) We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Operating Data

The following discusses our operating income and net income for the years ended December 31, 2006 and 2005 and the period from inception September 27, 2004 to December 31, 2004.

	For the years ended December 31,		For the period from September 27, 2004 to December 31,
	2006	2005	2004
Income Statement Data:			
(U.S. dollars in thousands except for share and per share data)			
Revenues	$133,232	$116,906	$1,887
Operating Expenses:			
Voyage expenses	4,710	4,287	44
Vessel operating expenses	20,903	15,135	141
General and administrative expenses	8,882	4,937	113
Management fees	1,439	1,479	27
Depreciation and amortization	26,978	22,322	421
Total operating expenses	62,912	48,160	746
Operating income	70,320	68,746	1,141
Other expense	(6,798)	(14,264)	(234)
Net income	$ 63,522	$ 54,482	$ 907
Earnings per share—Basic	$ 2.51	$ 2.91	$ 0.07
Earnings per share—Diluted	$ 2.51	$ 2.90	$ 0.07
Dividends declared and paid per share	$ 2.40	$ 0.60	—
Weighted average common shares outstanding—Basic	25,278,726	18,751,726	13,500,000
Weighted average common shares outstanding—Diluted	25,351,297	18,755,195	13,500,000

	For the years ended December 31,		For the period from September 27, 2004 to December 31,
	2006	2005	2004
Balance Sheet Data:			
(U.S. dollars in thousands, at end of period)			
Cash	$ 73,554	$ 46,912	$ 7,431
Total assets	578,262	489,958	201,628
Total debt (current and long-term)	211,933	130,683	125,766
Total shareholders' equity	353,533	348,242	73,374
Cash Flow Data:			
(U.S. dollars in thousands)			
Net cash flow provided by operating activities	$ 90,068	$ 88,230	$ 2,718
Net cash flow used in investing activities	(82,840)	(268,072)	(189,414)
Net cash provided by financing activities	19,414	219,323	194,127
EBITDA[1]	$100,845	$ 91,743	$ 1,562

(1) EBITDA represents net income plus net interest expense, income tax expense, depreciation and amortization, plus amortization of nonvested stock compensation, and amortization of the value of time charters acquired which is included as a component of other long-term assets. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in consolidating internal financial statements and it is presented for review at our board meetings. EBITDA is also used by our lenders in certain loan covenants. For these reasons, we believe that EBITDA is a useful measure to present to our investors. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies. The following table demonstrates our calculation of EBITDA and provides a reconciliation of EBITDA to net income for each of the periods presented above:

	For the years ended December 31,		For the period from September 27, 2004 to December 31,
	2006	2005	2004
(U.S. dollars in thousands)			
Net income	$ 63,522	$54,482	$ 907
Net interest expense	6,906	14,264	234
Amortization of value of time charter acquired[1]	1,850	398	—
Amortization of nonvested stock compensation	1,589	277	—
Depreciation and amortization	26,978	22,322	421
EBITDA	$100,845	$91,743	$1,562

(1) Amortization of value of time charter acquired is a reduction of revenue and the unamortized portion is included in other long-term assets.

Results of Operations

Year ended December 31, 2006 compared to the year ended December 31, 2005

Revenues—Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charterhire that our vessels earn, that, in turn, are affected by a number of factors, including:

- the duration of our charters;
- our decisions relating to vessel acquisitions and disposals;
- the amount of time that we spend positioning our vessels;
- the amount of time that our vessels spend in drydock undergoing repairs;
- maintenance and upgrade work;
- the age, condition and specifications of our vessels;
- levels of supply and demand in the drybulk shipping industry; and
- other factors affecting spot market charter rates for drybulk carriers.

We were incorporated on September 27, 2004 and took delivery of our first six vessels in December 2004. The next ten vessels of our fleet were delivered in the first six months of 2005, another vessel was delivered in October 2005, and the last three vessels in the fleet were delivered in the fourth quarter of 2006. During February 2007, we expect to complete the pending sale of the Genco Glory to Cloud Maritime S.A. for $13.2 million. The increase in the size of our fleet has enabled us to grow our revenues significantly and to increase our ownership, available and operating days.

For the year ended December 31, 2006, revenues grew 13.9% to $133.2 million versus $116.9 million for the year ended December 31, 2005. Revenues in both periods consisted of charterhire payments for our vessels. The increase in revenues was due primarily to the operation of a larger fleet.

The average TCE rate of our fleet declined by 2.1% to $20,455 a day for the year ended December 31, 2006 from $20,903 a day for the year ended December 31, 2005 mostly due to lower charter rates achieved on the five handysize vessels on time charter to Lauritzen Bulkers. The five vessels were renewed under a time charter with Lauritzen Bulkers in the third quarter of 2006 at a lower charter rate than the previous time charter. Furthermore, lower charter rates were realized on the Genco Leader, which was subject to lower overall spot market in 2006 versus 2005.

For the years ended December 31, 2006 and 2005, we had ownership days of 6,363.1 days and 5,396.1 days, respectively. Fleet utilization remained static at 99.3% in 2006 versus 99.2% in 2005, respectively.

The following table sets forth information about the current employment of the vessels currently in our fleet:

Vessel	Time Charter Rate[1]	Charterer	Charter Expiration[2]
Panamax Vessels			
Genco Beauty	$29,000	Cargill	March 2007
Genco Knight	29,000	BHP	March 2007
Genco Leader	25,650[3]	A/S Klaveness	December 2008
Genco Trader	25,750[3]	Baumarine AS	October 2007
Genco Vigour	29,000	BHP	March 2007
Genco Acheron	28,500	Global Maritime Investments Ltd.	March 2007
	30,000[4]	STX Pan Ocean	January 2008
Genco Surprise	25,000	Cosco Bulk Carrier Co., Ltd.	November 2007
Handymax Vessels			
Genco Success	24,000	KLC	January 2008
Genco Commander	19,750	A/S Klaveness	October 2007
Genco Carrier	24,000	DBCN Corporation	March 2007
	24,000[5]	Pacific Basin Chartering Ltd.	January 2008
Genco Prosperity	23,000	DS Norden	March 2007
Genco Wisdom	24,000	HMMC	November 2007
Genco Marine	18,000[6]	NYK Europe	March 2007
	24,000		February 2008
Genco Muse	26,500[7]	Qatar Navigation QSC	September 2007
Handysize Vessels			
Genco Explorer	13,500	Lauritzen Bulkers	July 2007
Genco Pioneer	13,500	Lauritzen Bulkers	August 2007
Genco Progress	13,500	Lauritzen Bulkers	August 2007
Genco Reliance	13,500	Lauritzen Bulkers	July 2007
Genco Sugar	13,500	Lauritzen Bulkers	July 2007

(1) Time charter rates presented are the gross daily charterhire rates before the payments of brokerage commissions ranging from 1.25% to 5% to third parties, except as indicated for the Genco Trader and the Genco Leader in note 3 below. In a time charter, the charterer is responsible for voyage expenses such as bunkers, port expenses, agents' fees and canal dues.

(2) The charter expiration dates presented represent the earliest dates that our charters may be terminated in the ordinary course. Under the terms of each contract, the charterer is entitled to extend time charters from two to four months in order to complete the vessel's final voyage plus any time the vessel has been off-hire.

(3) The Genco Leader and the Genco Trader were delivered to the charterer for the commencement of the time charter on January 15, 2007 and December 24, 2006, respectively. For each of these vessels, the time charter rate presented is the net daily charterhire rate. There are no payments of brokerage commissions associated with these time charters.

(4) We have reached an agreement to commence a time charter for 11 to 13 months at a rate of $30,000 per day, less a 5% third-party brokerage commission. The estimated charter expiration is based on the time charter beginning in March 2007, the earliest possible termination of the previous charter.

(5) The estimated charter expiration is based on the time charter beginning in March 2007, the earliest possible termination of the previous charter.

(6) The time charter rate was $26,000 until March 2006 and $18,000 thereafter until March 2007. For purposes of revenue recognition, the time charter contract through March 2007 is reflected on a straight-line basis in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Additionally, we have reached an agreement with the current charterer for an additional 11 to 13 months at a rate of $24,000 per day, less a 5% third-party brokerage commission.

(7) Since this vessel was acquired with an existing time charter at an above-market rate, we allocated the purchase price between the vessel and an intangible asset for the value assigned to the above-market charterhire. This intangible asset is amortized as a reduction to voyage revenues over the remaining term of the charter, resulting in a daily rate of approximately $22,000 recognized as revenues. For cash flow purposes, we will continue to receive $26,500 per day until the charter expires.

Voyage Expenses—Voyage expenses include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated parties. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessel owner.

For the years ended 2006 and 2005, we did not incur port and canal charges or any significant expenses related to the consumption of bunkers as part of our vessels' overall expenses, because all of our vessels were employed under time charters that require the charterer to bear all of those expenses.

As is common in the shipping industry, we pay brokerage commissions ranging from 1.25% to 5% of the total daily charterhire rate of each charter to brokers involved with arranging the charter. We believe that the amounts and the structures of our commissions are consistent with industry practices.

For the years ended December 31, 2006 and 2005, voyage expenses were $4.7 million and $4.3 million, respectively, and consisted primarily of brokerage commissions paid to third parties.

Vessel Operating Expenses—Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. For the years ended December 31, 2006 and 2005, vessel operating expenses were $20.9 million and $15.1 million, respectively. The increase in vessel operating expenses year over year was due mostly to the fact that our operations had not fully ramped up in 2005 and our fleet expanded to an average of 17.4 vessels for the year ended December 31, 2006 as compared to an average of 14.8 vessels for the year ended December 31, 2005.

The average daily vessel operating expenses for our fleet were $3,285 and $2,805 per day for the years ended December 31, 2006 and 2005, respectively. As 2005 was our initial period of operations for the majority of our fleet, we believe the year ended December 31, 2006 is more reflective of our daily vessel operating expenses. We believe daily vessel operating expenses are best measured for comparative purposes over a 12-month period in order to take into account all of the expenses that each vessel in our fleet will incur over a full year of operation.

Based on management's estimates and budgets provided by our technical managers, we expect our vessels to have daily vessel operating expenses during 2007 of:

Vessel Type	Average Daily Budgeted Amount
Budgeted Amount	
Panamax	$3,900
Handymax	3,600
Handysize	3,490

Our vessel operating expenses, which generally represent fixed costs, will increase as a result of the expansion of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crewing, lubricants and insurance, may also cause these expenses to increase.

General and Administrative Expenses—We incur general and administrative expenses, including our onshore vessel-related expenses such as legal and professional expenses. Our general and administrative expenses also include our payroll expenses, including those relating to our executive officers, and rent.

For the years ended December 31, 2006 and 2005, general and administrative expenses were $8.9 million and $4.9 million, respectively. General and administrative expenses increased as a result of the expansion of our fleet and the costs associated with running a public company for a full 12-month period, including the preparation of disclosure documents, legal and accounting costs, incremental director and officer liability insurance costs, incremental director and employee compensation, and costs related to compliance with the Sarbanes-Oxley Act of 2002. Additionally, management expects 2007 general and administrative expenses to increase, mainly due to increases associated with broad-based cash and non-cash compensation and costs associated with the planned offering of shares owned by Fleet Acquisition LLC. See Note 1 in Notes to Consolidated Financial Statements of this report describing the offering.

Management Fees—We incur management fees to third-party technical management companies that include such services as the day-to-day management of our vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. For the years ended December 31, 2006 and 2005, management fees were $1.4 million and $1.5 million, respectively. Technical management fees are paid to our independent ship managers.

Income from Derivative Instruments—For the year ended December 31, 2006, income from derivative instruments was $0.1 million and is due solely to the gain in value during the time the 5.075% and 5.25% Swaps had not been designated against our debt. (See "Interest Rate Swap Agreements and Forward Freight Agreements" under the Liquidity and Capital Resource section for definitions of these Swaps.) For the year ended December 31, 2005, we had no derivative instruments in place that resulted in income from derivative instruments.

Depreciation and Amortization—We depreciate the cost of our vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years, which we believe is common in the drybulk shipping industry. Furthermore, we estimate the residual values of our vessels to be based upon $175 per lightweight ton, which we believe is standard in the drybulk shipping industry.

For the years ended December 31, 2006 and 2005, depreciation and amortization charges were $27.0 million and $22.3 million, respectively. The increase primarily was due to the growth in our fleet to an average of 17.4 vessels for the year ended December 31, 2006 as compared to an average of 14.8 vessels for the year ended December 31, 2005.

Net Interest Expense—For the years ended December 31, 2006 and 2005, net interest expense was $6.9 million and $14.3 million, respectively. Net interest expense consisted mostly of interest payments made under our New Credit Facility for the 2006 period. For the 2005 period, net interest expense consisted mostly of interest payments made under our Original Credit Facility and the New Credit Facility. Additionally, interest income as well as amortization of deferred financing costs related to our credit facilities is included in both periods. The decrease in net interest expense for 2006 versus 2005 was mostly a result of a charge of $4.1 million in 2005 which is associated with the write-down of unamortized deferred bank charges related to our Original Credit Facility, lower interest margin and a lower debt outstanding under our New Credit Facility.

Year ended December 31, 2005 as compared to the period September 27, 2004 (date of inception) through December 31, 2004

For the purpose of discussing the results of our operations, we present results for the year ended December 31, 2005 and the period ended December 31, 2004, but do not compare the two periods due to the short period of operations of the fleet in 2004. In presenting the results for 2004, we refer to the period September 27 through December 31.

Revenues—We were incorporated on September 27, 2004 and took delivery of our first six vessels in December 2004. The next ten vessels of our fleet were delivered in the first six months of 2005 and the Genco Muse was delivered in October 2005. The increase in the size of our fleet has enabled us to grow our revenues significantly and to increase our ownership, available and operating days.

For the year ended December 31, 2005 and the period ended December 31, 2004 revenues were $116.9 million and $1.9 million, respectively, and consisted of charter payments for our vessels.

The average TCE rate of our fleet for the year ended December 31, 2005 and the period ended December 31, 2004 were $20,903 a day and $21,960 a day, respectively.

For the year ended December 31, 2005 and the period ended December 31, 2004, we had ownership days of 5,396.1 days and 84.0 days, respectively. Fleet utilization for the year ended December 31, 2005 and the period ended December 31, 2004 was 99.2% and 100%, respectively.

Voyage Expenses—Voyage expenses include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated parties. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessel owner.

For the year ended December 31, 2005 and the period ended December 31, 2004, we did not incur port and canal charges or any significant expenses related to the consumption of bunkers as part of our vessels' overall expenses, because all of our vessels were employed under time charters that require the charterer to bear all of those expenses.

As is common in the shipping industry, we pay brokerage commissions ranging from 1.25% to 5% of the total daily charterhire rate to brokers involved with arranging the charter. We believe that the amounts and the structures of our commissions are consistent with industry practices.

For the year ended December 31, 2005 and the period ended December 31, 2004, voyage expenses were $4.3 million and $0.04 million, respectively, and consisted primarily of brokerage commissions.

Vessel Operating Expenses—Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. For the year ended December 31, 2005 and the period ended December 31, 2004, vessel operating expenses were $15.1 million and $0.1 million, respectively.

The average daily vessel operating expenses for our fleet were $2,805 and $1,683 per day for the year ended December 31, 2005 and the period ended December 31, 2004, respectively. We believe daily vessel operating expenses are best measured for comparative purposes over a 12-month period in order to take into account all of the expenses that each vessel in our fleet will incur over a full year of operation.

General and Administrative Expenses—We incur general and administrative expenses, including our onshore vessel-related expenses such as legal and professional expenses. Our general and administrative expenses also include our payroll expenses, including those relating to our executive officers, and rent.

For the year ended December 31, 2005 and the period ended December 31, 2004, general and administrative expenses were $4.9 million and $0.1 million, respectively.

Management Fees—We incur management fees to a third-party technical management company that include such services as the day-to-day management of vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. For the year ended December 31, 2005 and the period ended December 31, 2004, management fees were $1.5 million and $0.03 million, respectively.

Depreciation and Amortization—We depreciate the cost of our vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years, which we believe is common in the drybulk shipping industry. Furthermore, we estimate the residual values of our vessels to be based upon $175 per lightweight ton, which we believe is standard in the drybulk shipping industry.

For the year ended December 31, 2005 and the period ended December 31, 2004, depreciation and amortization charges were $22.3 million and $0.4 million, respectively.

Net Interest Expense—For the year ended December 31, 2005 and the period ended December 31, 2004, net interest expense was $14.3 million and $0.2 million, respectively. Net interest expense consisted of interest payments made under our Original Credit Facility, our New Credit Facility and interest income, as well as a charge of $4.1 million associated with the write-down of unamortized deferred financing costs related to our Original Credit Facility which occurred during the third quarter 2005.

Liquidity and Capital Resources

To date, we have financed our capital requirements with cash flow from operations, equity contributions and bank debt. We have used our funds primarily to fund vessel acquisitions, regulatory compliance expenditures, the repayment of bank debt and the associated interest expense and the payment of dividends. We will require capital to fund ongoing operations, acquisitions and debt service. We expect to rely on operating cash flows as well as long-term borrowings to implement our growth plan and continue our dividend policy. We anticipate that internally generated cash flow and borrowings under our New Credit Facility will be sufficient to fund the operations of our fleet, including our working capital requirements for the foreseeable future.

Dividend Policy

Our dividend policy is to declare quarterly distributions to shareholders by each February, May, August and November, which commenced in November 2005, substantially equal to our available cash from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and debt service) and any reserves our board of directors determines we should maintain. These reserves may cover, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. On October 26, 2006, July 27, 2006, April 27, 2006, February 9, 2006, and October 31, 2005, our board of directors declared a dividend for the third quarter of 2006, second quarter of 2006, first quarter of 2006, fourth quarter of 2005, and the third quarter of 2005, respectively, each for $0.60 per share. The dividends were paid on November 30, 2006, August 31, 2006, May 26, 2006, March 10, 2006, and November 28, 2005, to shareholders of record as of November 16, 2006, August 17, 2006, May 10, 2006, February 24, 2006, and November 14, 2005, respectively. The aggregate amount of the dividend paid in the years ended December 31, 2006 and 2005 was $61.0 million and $15.2 million, respectively, which we funded from cash on hand. However, in the future, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Additionally, on February 8, 2007, our board of directors declared a dividend of $0.66 per share, to be paid on or about March 9, 2007 to shareholders of record as of February 23, 2007. Our target rate for quarterly dividends for 2007 is $0.66, although actual dividends, if declared, may be more or less.

The declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

We believe that, under current law, our dividend payments from earnings and profits will constitute "qualified dividend income" and, as such, will generally be subject to a 15% U.S. federal income tax rate with respect to non-corporate U.S. shareholders that meet certain holding period and other requirements (through 2010). Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. shareholder's tax basis in its common stock on a dollar-for-dollar basis and, thereafter, as capital gain.

Cash Flow

Net cash provided by operating activities for the year ended December 31, 2006 increased 2.1% to $90.1 million from $88.2 million for the year ended December 31, 2005. The increase primarily was due to higher net income and depreciation and amortization in the year ended December 31, 2006 due to the operation of a larger fleet. Net cash from operating activities for the year ended December 31, 2006 was primarily a result of recorded net income of $63.5 million, and depreciation and amortization charges of $27.0 million. For the year ended December 31, 2005, net cash provided from operating activities was primarily a result of recorded net income of $54.5 million, depreciation and amortization charges of $22.3 million, and amortization of deferred financing costs of $4.6 million in 2005.

The majority of our fleet was acquired in 2005 and as a result net cash used in investing activities declined to $82.8 million for the year ended December 31, 2006 from $268.1 million for the year ended December 31, 2005. For the year ended December 31, 2006, the cash used in investing activities related primarily to the purchase of three additional vessels for $81.6 million. For the year ended December 31, 2005, the cash used in investing activities relating to the acquisition of ten vessels was $267.0 million.

Net cash provided by financing activities for the years ended December 31, 2006 and 2005 was $19.4 million and $219.3 million, respectively. For the year ended December 31, 2006, net cash used by financing activities consisted mostly of the payment of cash dividends of $61.0 million offset by $81.3 million of proceeds from our New Credit Facility used to acquire three vessels. For the year ended December 31, 2005, the primary sources of net cash provided by financing activities were net proceeds from our initial public equity offering of $230.3 million and $130.7 million in net borrowings under our New Credit Facility. In addition, we retired the $357.0 million outstanding under our Original Credit Facility and paid cash dividends of $15.2 million.

New Credit Facility

Subsequent to our initial public offering, we entered into a New Credit Facility as of July 29, 2005. The New Credit Facility is with a syndicate of commercial lenders including Nordea Bank Finland plc, New York Branch, DnB NOR Bank ASA, New York Branch and Citibank, N.A. The New Credit Facility has been used to refinance our indebtedness under our Original Credit Facility, and may be used in the future to acquire additional vessels and for working capital requirements. Under the terms of our New Credit Facility, borrowings in the amount of $106.2 million were used to repay indebtedness under our Original Credit Facility and additional net borrowings of $24.5 million were obtained to fund the acquisition of the Genco Muse. In July 2006, we increased the line of credit by $100 million and during the second and third quarters borrowed $81.3 million for the acquisition of three vessels. At December 31, 2006, $338.1 million remains available to fund future vessel acquisitions. We may borrow up to $20.0 million of the $338.1 million for working capital purposes.

Additionally, on February 7, 2007, we reached an agreement with our lenders to allow us to increase the amount of the New Credit Facility by $100 million, for a total maximum availability of $650 million. We have the option to increase the facility amount by $25 million increments up to the additional $100 million so long as at least one bank within the syndicate agrees to fund such increase. Any increase associated with this agreement is generally governed by the existing terms of the New Credit Facility, although we and any banks providing the increase may agree to vary the upfront fees, unutilized commitment fees, or other fees payable by us in connection with the increase.

The New Credit Facility has a term of ten years and matures on July 29, 2015. The facility permits borrowings up to 65% of the value of the vessels that secure our obligations under the New Credit Facility up to the facility limit, provided that conditions to drawdown are satisfied. The facility limit is $550 million for a period of six years beginning July 29, 2005. Thereafter, the facility limit is reduced by an amount equal to 8.125% of the total $550 million commitment, semi-annually over a period of four years and is reduced to $0 on the tenth anniversary.

Our obligations under the New Credit Facility are secured by a first priority mortgage on each of the vessels in our fleet, as well as any future vessel acquisitions pledged as collateral and funded by the New Credit Facility. The New Credit Facility is also secured by a first priority security interest in our earnings and insurance proceeds related to the collateral vessels. We may grant additional security interest in vessels acquired that are not mortgaged.

Our ability to borrow amounts under the New Credit Facility is subject to customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Before each drawdown, we are required, among other things, to provide to the lenders acceptable valuations of the vessels in our fleet confirming that the aggregate amount outstanding under the facility (determined on a pro forma basis giving effect to the amount proposed to be drawn down) will not exceed 65% of the value of the vessels pledged as collateral. To the extent the vessels in our fleet that secure our obligations under the New Credit Facility are insufficient to satisfy minimum security requirements at the time of a drawdown or any time thereafter, we will be required to grant additional security or obtain a waiver or consent from the lenders. We will also not be permitted to borrow amounts under the facility, and will be required to immediately repay all amounts outstanding under the facility, if we experience a change in control.

All of our vessel-owning subsidiaries are full and unconditional joint and several guarantors of our New Credit Facility. Each of these subsidiaries is wholly owned by Genco Shipping & Trading Limited. Genco Shipping & Trading Limited has no independent assets or operations.

Interest on the amounts drawn is payable at the rate of 0.95% per annum over LIBOR until the fifth anniversary of the closing of the New Credit Facility and 1.00% per annum over LIBOR thereafter. We are also obligated to pay a commitment fee equal to 0.375% per annum on any undrawn amounts available under the facility. On July 29, 2005, we paid an arrangement fee to the lenders of $2.7 million on the original commitment of $450 million and an additional $0.6 million for the $100 million commitment increase which equates to 0.6% of the total commitment of $550 million as of July 12, 2006. These arrangement fees along with other costs have been capitalized as deferred financing costs. In the year ended December 31, 2005, we incurred an expense of $4.1 million to write off deferred financing fees associated with our Original Credit Facility which was entirely repaid on July 29, 2005.

Under the terms of our New Credit Facility, we are permitted to pay or declare dividends in accordance with our dividend policy so long as no default or event of default has occurred and is continuing or would result from such declaration or payment.

The New Credit Facility has certain financial covenants that require us, among other things, to ensure that the fair market value of the collateral vessels maintains a certain multiple as compared to the outstanding indebtedness; maintain a specified ratio of total indebtedness to total capitalization; maintain a specified ratio of earnings before interest, taxes, depreciation and amortization to interest expense; maintain a net worth of approximately $263 million; and maintain working capital liquidity in an amount of not less than $0.5 million per vessel securing the borrowings. Additionally, there are certain non-financial covenants that require us, among other things, to provide the lenders with certain legal documentation such as the mortgage on a newly acquired vessel using funds from the New Credit Facility, and other periodic communications with the lenders that include certain compliance certificates at the time of borrowing and on a quarterly basis. For the period since facility inception through December 31, 2006, we were in compliance with these covenants, except for an age covenant in conjunction with the acquisition of the Genco Commander, a 1994 vessel, for which we obtained a waiver for the term of the agreement.

Original Credit Facility

On December 3, 2004, we entered into the Original Credit Facility with a limit of $357 million with a group of lender banks. The loan had a five-year maturity at a rate of LIBOR plus 1.375% per year until $100 million had been repaid and thereafter at LIBOR plus 1.250%. In the event of late principal payments, additional interest charges would have been incurred. This facility was retired with proceeds from the initial public offering and proceeds from our New Credit Facility.

Interest Rate Swap Agreements and Forward Freight Agreements

Effective September 14, 2005, we entered into an interest rate swap agreement with DnB NOR Bank to manage interest costs and the risk associated with changing interest rates. The notional principal amount of the swap is $106.2 million and has a fixed interest rate on the notional amount of 4.485% through July 29, 2015 (the "4.485% Swap"). The swap's expiration date coincides with the scheduled expiration of the New Credit Facility on July 29, 2015. The differential to be paid or received for this swap agreement was recognized as an adjustment to interest expense as incurred. The change in value on this swap was reflected as a component of other comprehensive income ("OCI"). We determined that this interest rate swap agreement, which initially hedged the corresponding debt, continues to perfectly hedge the debt.

Interest income (expense) pertaining to the 4.485% Swap for the years ended December 31, 2006 and 2005 was $0.6 million and $(0.1) million, respectively.

On March 24, 2006, we entered into a forward interest rate swap agreement with a notional amount of $50.0 million, and has a fixed interest rate on the notional amount of 5.075% from January 2, 2008 through January 2, 2013 (the "5.075% Swap"). The change in the value of this swap and the rate differential to be paid or received for this swap agreement was recognized as income from derivative instruments and was listed as a component of other expense until we incurred obligations against which the swap was designated and was an effective hedge. In November 2006, we designated $50.0 million of the swap's notional amount against our debt and utilized hedge accounting whereby the change in value for the portion of the swap that was effectively hedged was recorded as a component of OCI.

On March 29, 2006, we entered into a forward interest rate swap agreement with a notional amount of $50.0 million and has a fixed interest rate on the notional amount of 5.25% from January 2, 2007 through January 2, 2014 (the "5.25% Swap"). The change in the value of this swap and the rate differential to be paid or received for this swap agreement was recognized as income from derivative instruments and was listed as a component of other expense until we incurred obligations against which the swap was designated and was an effective hedge. Effective July 2006, we designated $32.6 million and in October 2006 designated the remaining $17.4 million of the swap's notional amount against our debt and utilized hedge accounting whereby the change in value for the portion of the swap that was effectively hedged was recorded as a component of OCI.

For the portion of our debt which has been hedged and the rate differential on the swap is in effect, the total interest rate is fixed at the fixed interest rate of swap plus the applicable margin on the debt of 0.95% in the first five years of the New Credit Facility and 1.0% in the last five years.

The 5.075% Swap and the 5.25% Swap do not have any interest income or expense as the swaps are not effective until January 2, 2008 and January 2, 2007, respectively. The rate differential on the portion of the swap that has not been designated against our debt and any portion of the swap that is ineffectively hedged for these two instruments will be reflected as income from derivative instruments and is listed as a component of other expense once effective. The rate differential on any portion of the swaps that effectively hedges our debt will be recognized as an adjustment to interest expense as incurred.

The asset associated with the 4.485% Swap at December 31, 2006 and December 31, 2005 was $4.5 million and $2.3 million, respectively, and is presented as the fair value of derivatives on the balance sheet. The liability associated with the 5.075% Swap and the 5.25% Swap at December 31, 2006 was $0.8 million, and is presented as the fair value of derivatives on the balance sheet. During 2005, there were no swaps that were in a liability position. As of December 31, 2006 and December 31, 2005, we had accumulated OCI of $3.5 million and $2.3 million, respectively, related to the 4.485% Swap and a portion of the 5.25% Swap and 5.075% Swap that is effectively hedged. The portions of the 5.075% Swap and the 5.25% Swap that has not been effectively hedged resulted in income from derivative instruments of $0.1 million for the year ended December 31, 2006 due to the change in the value of these instruments when these instruments did not have designations associated with them. The 5.075% Swap and the 5.25% Swap were not entered into at December 31, 2005.

As part of our business strategy, we may enter into arrangements commonly known as forward freight agreements, or FFAs, to hedge and manage market risks relating to the deployment of our existing fleet of vessels. These arrangements may include future contracts or commitments to perform in the future a shipping service between ship owners, charters and traders. Generally, these arrangements would bind us and each counterparty in the arrangement to buy or sell a specified tonnage freighting commitment "forward" at an agreed time and price and for a particular route. Although FFAs can be entered into for a variety of purposes, including for hedging, as an option, for trading or for arbitrage, if we decided to enter into FFAs, our objective would be to hedge and manage market risks as part of our commercial management. It is not currently our intention to enter into FFAs to generate a stream of income independent of the revenues we derive from the operation of our fleet of vessels. If we determine to enter into FFAs, we may reduce our exposure to any declines in our results from operations due to weak market conditions or downturns, but may also limit our ability to benefit economically during periods of strong demand in the market. We have not entered into any FFAs as of December 31, 2006.

Interest Rates

The effective interest rates, including the cost associated with the unused commitment fees and the rate differential on the 4.485% Swap, incurred during the years ended December 31, 2006 and 2005 were 6.75% and 4.83%, respectively. The interest rates on the debt, excluding the unused commitment fees, ranged from 6.14% to 6.45% during the year ended December 31, 2006 and ranged from 3.69% to 5.26% during the year ended December 31, 2005.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates that is reflective of the outstanding debt, including the effective fixed rate on the interest rate swap agreements that have been designated against the debt and rate differential on the swap is in effect. The interest and fees are also reflective of the New Credit Facility and the interest rate swap agreements as discussed above under "Interest Rate Swap Agreements and Forward Freight Agreements."

	Total	Within One Year	One to Three Years	Three to Five Years	More than Five Years
(U.S. dollars in thousands)					
Bank loans	$211,933	$ 4,322	$ —	$ —	$207,611
Interest and borrowing fees	$111,588	$13,488	$26,626	$26,657	$ 44,817
Office lease	$ 7,121	$ 486	$ 971	$ 1,014	$ 4,650

Interest expense has been estimated using the fixed rate of 4.485% for the notional amount of the 4.485% Swap, 5.25% for the notional amount of the 5.25% Swap, 5.075% for the notional amount of the 5.075% Swap and 5.375% for the portion of the debt that has no designated swap against it, plus the applicable bank margin of 0.95% in the first five years of the New Credit Facility and 1.0% in the last five years.

The debt repayment within one year is the result of the required repayment of the debt associated with the sale of the Genco Glory and as reflected on the December 31, 2006 balance sheet as current portion of long-term debt.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. Our fleet currently consists of seven Panamax drybulk carriers, seven Handymax drybulk carriers and five Handysize drybulk carriers.

In addition to acquisitions that we may undertake in future periods, we will incur additional capital expenditures due to special surveys and drydockings. We estimate our drydocking costs and scheduled off-hire days for our fleet through 2008 to be:

	Estimated Drydocking Cost	Estimated Off-hire Days
(U.S. dollars in millions)		
Year		
2007	$3.6	200
2008	3.0	120

The costs reflected are estimates based on drydocking our vessels in China. We estimate that each drydock will result in 20 days of off-hire. Actual costs will vary based on various factors, including where the drydockings are actually performed. We expect to fund these costs with cash from operations.

The Genco Trader and the Genco Marine completed their drydocking during the first half of 2006 at a combined cost of $1.0 million. The Genco Marine exceeded the budget due to the vessel drydocking in Portugal rather than China. During the third quarter, the Genco Muse completed drydocking at a cost of $0.9 million, exceeding its initial budget due to the vessel drydocking in the United States due to positioning rather than in China. During the fourth quarter of 2006, we completed the drydocking of the Genco Carrier and Genco Glory at a combined cost of $1.3 million.

During June 2005 and at the delivery of the vessel, we incurred a deferred drydock cost of $0.2 million associated with the Genco Trader.

We estimate that ten of our vessels will be drydocked during 2007, of which two will be drydocked during the first quarter of 2007, and an additional six of our vessels in 2008.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, general and administrative, and financing costs.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For an additional description of our significant accounting policies, see Note 2 to our consolidated financial statements included in this Annual Report.

Revenue and Voyage Expense Recognition—Revenues are generated from time charters. A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily or monthly hire rate. In time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer. There are certain other non-specified voyage expenses such as commissions which are borne by us.

We record time charter revenues over the term of each charter as service is provided. Revenues are recognized on a straight-line basis as the average revenue over the term of each time charter. We recognize vessel operating expenses when incurred.

In December 2005 and February 2006, respectively, the Genco Trader and Genco Leader entered into the Baumarine Panamax Pool. Vessel pools, such as the Baumarine Panamax Pool, provide cost-effective commercial management activities for a group of similar class vessels. The pool arrangement provides the benefits of a large-scale operation and chartering efficiencies that might not be available to smaller fleets. Under the pool arrangement, the vessels operate under a time charter agreement whereby the cost of bunkers and port expenses are borne by the charterer and operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel. Since the members of the pool share in the revenue generated by the entire group of vessels in the pool, and the pool operates in the spot market, the revenue earned by these two vessels was subject to the fluctuations of the spot market. In December 2006 and January 2007, respectively, the Genco Trader and Genco Leader exited the Baumarine Panamax Pool.

Our standard time charter contracts with our customers specify certain performance parameters, which if not met can result in customer claims. As of December 31, 2006, we had a reserve of $0.2 million against due from charterers' balance and an additional reserve of $0.6 million, both associated with estimated customer claims against us for time charter performance issues. As of December 31, 2005, we had a reserve of $0.3 million associated with estimated customer claims against us for time charter performance issues.

Vessel Acquisitions—When we enter into an acquisition transaction, we determine whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. In the shipping industry, the purchase of a vessel is normally treated as a purchase of an asset as the historical operating data for the vessel is not reviewed nor is material to our decision to make such acquisition.

When a vessel is acquired with an existing time charter, we allocate the purchase price of the vessel and the time charter based on, among other things, vessel market valuations and the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to voyage revenues over the remaining term of the charter.

Depreciation—We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our drybulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value. We estimate the residual values of our vessels to be based upon $175 per lightweight ton. An increase in the useful life of a drybulk vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel's useful life to end at the date such regulations preclude such vessel's further commercial use.

Impairment of Long-Lived Assets—We follow Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. In the evaluation of the fair value and future benefits of long-lived assets, we perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates, scrap values, future drydock costs and vessel operating costs are included in this analysis.

Deferred Drydocking Costs—Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and depreciate these costs on a straight-line basis over the period between drydockings. Capitalized drydocking costs include actual costs incurred at the drydock yard; and cost of parts that are believed to be reasonably likely to reduce the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Derivative Financial Instruments—To manage our exposure to fluctuating interest rates, we use interest rate swap agreements. Interest rate differentials to be paid or received under these agreements for any portion of designated debt that is effectively hedged is accrued and recognized as an adjustment of interest expense. The interest rate differential on the swaps that do not have designated debt or are not effectively hedged will be reflected as income or expense from derivative instruments and is listed as a component of other expense. The fair value of the interest rate swap agreements is recognized in the financial statements as non-current asset or liability.

Amounts receivable or payable arising at the settlement of hedged interest rate swaps are deferred and amortized as an adjustment to interest expense over the period of interest rate exposure provided the designated liability continues to exist. Amounts receivable or payable arising at the settlement of unhedged interest rate swaps are reflected as income or expense from derivative instruments and is listed as a component of other expense.

Income Taxes—Pursuant to Section 883 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), qualified income derived from the international operations of ships is excluded from gross income and exempt from U.S. federal income tax if a company engaged in the international operation of ships meets certain requirements. Among other things, in order to qualify, the company must be incorporated in a country which grants an equivalent exemption to U.S. corporations and must satisfy certain qualified ownership requirements.

We are incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, we are not subject to Marshall Islands income tax. The Marshall Islands has been officially recognized by the Internal Revenue Service as a qualified foreign country that currently grants the requisite equivalent exemption from tax.

Based on the ownership of our common stock prior to our initial public offering on July 22, 2005, we qualified for exemption from income tax for 2005 under Section 883, since we were a Controlled Foreign Corporation ("CFC") and satisfied certain other criteria in the Section 883 regulations. We were a CFC, as defined in the Code, since until the initial public offering on July 22, 2005, over 50% of our stock was owned by United States holders, each of whom owned ten percent or more of our voting stock, or US 10% Owners. During that time, approximately 93% of our common stock was held by US 10% Owners.

Based on the publicly traded requirement of the Section 883 regulations as described in the next paragraph, we believe that we qualified for exemption from income tax for 2006.

Immediately following the initial public offering, the US 10% Owners beneficially owned less than 50% of our stock. They continued to own less than 50% of our stock and there were no additional US 10% Owners during 2006 and, accordingly, we were no longer eligible to qualify for exemption from tax under Section 883 based on being a CFC. Instead, we can only qualify for exemption if we satisfy the publicly traded requirement of the Section 883 regulations. In order to meet the publicly traded requirement for 2006 and future years, our stock must be treated as being primarily and regularly traded for more than half the days of any such year. Under the Section 883 regulations, our qualification for the publicly traded requirement may be jeopardized if shareholders of our common stock that own five percent or more of our stock ("5% shareholders") own, in the aggregate, 50% or more of our common stock for more than half the days of the year. We believe that, during 2006, the combined ownership of our 5% shareholders did not equal 50% or more of our common stock for more than half the days of 2006. However, if our 5% shareholders were to increase their ownership to 50% or more of our common stock for more than half the days of 2007 or any future taxable year, we would not be eligible to claim exemption from tax under Section 883 for that taxable year. We can therefore give no assurance that changes and shifts in the ownership of our stock by 5% shareholders will not preclude us from qualifying for exemption from tax in 2007 or in future years.

If we do not qualify for the exemption from tax under Section 883, we would be subject to a 4% tax on our gross "shipping income" (without the allowance for any deductions) that is treated as derived from sources within the United States or "United States source shipping income." For these purposes, "shipping income" means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use, or from the performance of services directly related to those uses; and "United States source shipping income" includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Interest Rate Risk

We are exposed to the impact of interest rate changes. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings. We held three interest rate risk management instruments at December 31, 2006 and one at December 31, 2005, in order to manage future interest costs and the risk associated with changing interest rates.

Effective September 14, 2005, we entered into the 4.485% Swap, on March 24, 2006, the 5.075% Swap and on March 29, 2006, the 5.25% Swap. These swaps manage interest costs and the risk associated with changing interest rates.

For the portion of our debt which has been hedged and the rate differential on the swap that is in effect, the total interest rate is fixed at the fixed interest rate of swap plus the applicable margin on the debt of 0.95% in the first five years of the New Credit Facility and 1.0% in the last five years.

The asset associated with the 4.485% Swap at December 31, 2006 and December 31, 2005 is $4.5 million and $2.3 million, respectively, and is presented as the fair value of the derivative on the balance sheet. The liability associated with the 5.075% Swap and 5.25% Swap at December 31, 2006 is $0.8 million, and is presented as the fair value of the derivatives on the balance sheet. During 2005, there were no swaps that were in a liability position. As of December 31, 2006 and December 31, 2005, we have accumulated OCI of $3.5 million and $2.3 million, respectively, related to the 4.485% Swap and a portion of the 5.25% Swap and the 5.075% Swap that was effectively hedged. The portions of the 5.075% Swap and the 5.25% Swap that has not been effectively hedged resulted in income from derivative instruments of $0.1 million for the year ended December 31, 2006 due to the change in the value of these instruments when these instruments did not have designations associated with them. The 5.075% Swap and the 5.25% Swap were not entered into at December 31, 2005.

Derivative Financial Instruments

To manage our exposure to fluctuating interest rates, we use interest rate swap agreements. Interest rate differentials to be paid or received under these agreements for any portion of designated debt that is effectively hedged is accrued and recognized as an adjustment of interest expense. The interest rate differential on the swaps that do not have designated debt or are not effectively hedged will be reflected as income or expense from derivative instruments and is listed as a component of other income or expense. The fair value of the interest rate swap agreements is recognized in the financial statements as non-current asset or liability.

Amounts receivable or payable arising at the settlement of hedged interest rate swaps are deferred and amortized as an adjustment to interest expense over the period of interest rate exposure provided the designated liability continues to exist. Amounts receivable or payable arising at the settlement of unhedged interest rate swaps are reflected as income or expense from derivative instruments and is listed as a component of other expense.

The expiration date of the 4.485% Swap coincides with the expiration of the New Credit Facility on July 29, 2015. The differential to be paid or received for the 4.485% Swap agreement is recognized as an adjustment to interest expense as incurred. The change in value on this swap is reflected as a component of OCI.

The change in the value for the 5.075% Swap and the 5.25% Swap was recognized as income from derivative instruments and was listed as a component of other expense until we had obligations against which the swap was designated and was an effective hedge. Additionally, as well as the rate differential to be paid or received for these swap agreements the change in value of the 5.075% Swap and the 5.25% Swap that was not an effective hedge against our debt was reflected as a component of other expense. For the 5.075% Swap and the 5.25% Swap, the change in value for the portion that had been designated against our debt and remained effectively hedged was recorded as a component of OCI and the rate differential, once effective, on the 5.075% Swap and the 5.25% Swap will be recognized as an adjustment to interest expense as incurred. Effective July 2006, we designated $32.6 million and in October 2006 designated the remaining $17.4 million of the 5.25% Swap's notional amount against our debt and utilized hedge accounting. In November 2006, we designated $50.0 million of the 5.075% Swap's notational amount against our debt and utilized hedge accounting.

For the portion of our debt which has been hedged and the rate differential on the swap that is in effect, the total interest rate is fixed at the fixed interest rate of swap plus the applicable margin on the debt of 0.95% in the first five years of the New Credit Facility and 1.0% in the last five years.

For the 4.485% Swap, we qualified for hedge accounting treatment and we have determined that this interest rate swap agreement continues to perfectly hedge the debt. Interest income (expense) pertaining to the 4.485% Swap for the years ended December 31, 2006 and 2005 was $0.6 million and $(0.1) million, respectively. As of December 31, 2006, the 5.25% Swap and the 5.075% Swap do not have any interest income or expense as the swaps are not effective until January 2, 2007 and January 2, 2008, respectively.

The fair value of the 4.485% Swap was in an asset position at December 31, 2006 and December 31, 2005 of $4.5 million and $2.3 million, respectively. The fair value of the 5.075% Swap and 5.25% Swap was in a liability position at December 31, 2006 of $0.8 million. During 2005, there were no swaps that were in a liability position.

We are subject to market risks relating to changes in interest rates because we have significant amounts of floating rate debt outstanding. We paid interest on this debt based on LIBOR plus an average spread of 1.35% on our Original Credit Facility, and paid LIBOR plus 0.95% for the debt in excess of the 4.485% Swap notional amount on the New Credit Facility, and on the $106.2 million of our debt that corresponds to the notional amount of the 4.485% Swap, an effective rate of 4.485% plus a margin of 0.95% for the year ended December 31, 2005. For the year ended December 31, 2006, we paid LIBOR plus 0.95% for the debt in excess of the 4.485% Swap notional amount on the New Credit Facility, and on the $106.2 million of our debt that corresponds to the notional amount of the 4.485% Swap, an effective rate of 4.485% plus a margin of 0.95%. A 1% increase in LIBOR would result in an increase of $0.4 million in interest expense for the year ended December 31, 2006 considering the increase would be only on the unhedged portion of the debt for which the rate differential on the respective swap is not in effect.

Foreign Exchange Rate Risk

The international shipping industry's functional currency is the U.S. dollar. Virtually all of our revenues and most of our operating costs are in U.S. dollars. We incur certain operating expenses in currencies other than the U.S. dollar, and the foreign exchange risk associated with these operating expenses is immaterial.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2006 and December 31, 2005

	December 31,	
	2006	2005
(U.S. dollars in thousands, except for share data)		
ASSETS		
Current assets:		
Cash and cash equivalents	$ 73,554	$ 46,912
Vessel held for sale	9,450	—
Due from charterers, net	471	219
Prepaid expenses and other current assets	4,643	2,574
Total current assets	88,118	49,705
Noncurrent assets:		
Vessels, net of accumulated depreciation of $43,769 and $22,659, respectively	476,782	430,287
Deferred drydock, net of accumulated depreciation of $366 and $35, respectively	2,452	152
Other assets, net of accumulated amortization of $468 and $126, respectively	4,571	5,967
Fixed assets, net of accumulated depreciation and amortization of $348 and $49, respectively	1,877	1,522
Fair value of derivative instrument	4,462	2,325
Total noncurrent assets	490,144	440,253
Total assets	$578,262	$489,958
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 7,784	$ 5,978
Current portion of long-term debt	4,322	—
Deferred revenue	3,067	—
Total current liabilities	15,173	5,978
Noncurrent liabilities:		
Deferred revenue	395	4,576
Deferred rent credit	743	479
Fair value of derivative instruments	807	—
Long-term debt	207,611	130,683
Total noncurrent liabilities	209,556	135,738
Total liabilities	224,729	141,716
Commitments and contingencies		
Shareholders' equity:		
Common stock, par value $0.01; 100,000,000 shares authorized; issued and outstanding 25,505,462 and 25,434,212 shares at December 31, 2006 and December 31, 2005, respectively	255	254
Paid-in capital	307,088	305,500
Accumulated other comprehensive income	3,546	2,325
Retained earnings	42,644	40,163
Total shareholders' equity	353,533	348,242
Total liabilities and shareholders' equity	$578,262	$489,958

See accompanying notes to consolidated financial statements.

Genco Shipping & Trading Limited

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2006 and December 31, 2005 and the Period September 27, 2004 (date of inception) through December 31, 2004

	For the Years Ended December 31,		September 27, 2004 through December 31,
	2006	2005	2004
(U.S. dollars in thousands, except for earnings per share and share data)			
Revenues	$133,232	$116,906	$1,887
Operating expenses:			
Voyage expenses	4,710	4,287	44
Vessel operating expenses	20,903	15,135	141
General and administrative expenses	8,882	4,937	113
Management fees	1,439	1,479	27
Depreciation and amortization	26,978	22,322	421
Total operating expenses	62,912	48,160	746
Operating Income	70,320	68,746	1,141
Other expense:			
Income from derivative instruments	108	—	—
Interest income	3,129	1,084	8
Interest expense	(10,035)	(15,348)	(242)
Other expense	(6,798)	(14,264)	(234)
Net income	$ 63,522	$ 54,482	$ 907
Earnings per share—basic	$ 2.51	$ 2.91	$ 0.07
Earnings per share—diluted	$ 2.51	$ 2.90	$ 0.07
Weighted average common shares outstanding—basic	25,278,726	18,751,726	13,500,000
Weighted average common shares outstanding—diluted	25,351,297	18,755,195	13,500,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
For the Years Ended December 31, 2006 and December 31, 2005 and the
Period September 27, 2004 (date of inception) through December 31, 2004

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income	Total
(U.S. dollars in thousands except for share and per share data)						
Balance—September 27, 2004	$ —	$ —	$ —	$ —	$ —	$ —
Capital contribution from Fleet Acquisition LLC	135	72,332				72,467
Net income			907			907
Balance—December 31, 2004	$135	$ 72,332	$ 907	$ —		$ 73,374
Net income			54,482		54,482	54,482
Unrealized derivative gains from cash flow hedge				2,325	2,325	2,325
Comprehensive income					$56,807	
Cash dividends paid ($0.60 per share)			(15,226)			(15,226)
Capital contribution from Fleet Acquisition LLC		2,705				2,705
Issuance of common stock	118	230,187				230,305
Issuance of 174,212 shares of nonvested stock	1	(1)				—
Nonvested stock amortization		277				277
Balance—December 31, 2005	$254	$305,500	$ 40,163	$2,325		$348,242
Net income			63,522		63,522	63,522
Unrealized derivative gains from cash flow hedge				1,221	1,221	1,221
Comprehensive income					$64,743	
Cash dividends paid ($2.40 per share)			(61,041)			(61,041)
Issuance of 72,000 shares of nonvested stock, less forfeitures of 750 shares	1	(1)				—
Nonvested stock amortization		1,589				1,589
Balance—December 31, 2006	**$255**	**$307,088**	**$ 42,644**	**$3,546**		**$353,533**

See accompanying notes to consolidated financial statements.

Genco Shipping & Trading Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2006 and December 31, 2005 and the Period September 27, 2004 (date of inception) through December 31, 2004

	Year ended December 31,		September 27, 2004 through December 31,
	2006	2005	2004
(U.S. dollars in thousands)			
Cash flows from operating activities:			
Net income	$ 63,522	$ 54,482	$ 907
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	26,978	22,322	421
Amortization of deferred financing costs	341	4,611	—
Amortization of value of time charter acquired	1,850	398	
Unrealized gain on derivative instruments	(108)	—	—
Amortization of nonvested stock compensation expense	1,589	277	—
Change in assets and liabilities:			
(Increase) decrease in due from charterers	(252)	445	(664)
Increase in prepaid expenses and other current assets	(2,069)	(2,140)	(434)
Increase in accounts payable and accrued expenses	2,288	4,610	845
(Decrease) increase in deferred revenue	(1,114)	2,933	1,643
Increase in deferred rent credit	264	479	—
Deferred drydock costs incurred	(3,221)	(187)	—
Net cash provided by operating activities	90,068	88,230	2,718
Cash flows from investing activities:			
Purchase of vessels	(81,638)	(267,024)	(189,414)
Purchase of other fixed assets	(1,202)	(1,048)	—
Net cash used in investing activities	(82,840)	(268,072)	(189,414)
Cash flows from financing activities:			
Proceeds from credit facilities	81,250	371,917	125,766
Repayments on credit facilities	—	(367,000)	—
Payment of deferred financing costs	(795)	(3,378)	(4,106)
Capital contributions from shareholder	—	2,705	72,467
Cash dividends paid	(61,041)	(15,226)	—
Net proceeds from issuance of common stock	—	230,305	—
Net cash provided by financing activities	19,414	219,323	194,127
Net increase in cash	26,642	39,481	7,431
Cash and cash equivalents at beginning of period	46,912	7,431	—
Cash and cash equivalents at end of period	$ 73,554	$ 46,912	$ 7,431
Supplemental disclosure of cash flow information:			
Cash paid during the period for interest	$ 9,553	$ 9,587	$ 155

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2006 and December 31, 2005 and the Period September 27, 2004 (date of inception) through December 31, 2004
(U.S. dollars in thousands)

1—General Information

The accompanying consolidated financial statements include the accounts of Genco Shipping & Trading Limited ("GS&T") and its wholly owned subsidiaries (collectively, the "Company," "we" or "us"). The Company is engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carrier vessels. GS&T was incorporated on September 27, 2004 under the laws of the Marshall Islands and is the sole owner of all of the outstanding shares of the following subsidiaries: Genco Ship Management LLC; and the ship-owning subsidiaries as set forth below.

The Company began operations on December 6, 2004 with the delivery of its first vessel. The Company agreed to acquire a fleet of 16 drybulk carriers from an unaffiliated third party on November 19, 2004. As of June 7, 2005, the Company had taken delivery of all of these vessels. The purchase price of the initial 16 vessels aggregated to approximately $421,900, which was funded from initial capital contributions of $75,172 in conjunction with GS&T's issuance of common stock to Fleet Acquisition LLC, from borrowings under the Company's original credit facility entered into on December 3, 2004 (the "Original Credit Facility"), and from the Company's cash flows from operations.

Additionally, on October 14, 2005 the Company acquired the Genco Muse with an existing time charter for $34,450, which was funded entirely by the Company's new credit facility entered into on July 29, 2005 (the "New Credit Facility"). The portion of the purchase price attributable to the vessel was $30,958 (see Note 4). On July 10, 2006, the Company acquired the Genco Acheron, the Genco Commander, and the Genco Surprise for a total purchase price of $81,250, all of which were delivered in the fourth quarter of 2006. During February 2007, the Company expects to complete the pending sale of the Genco Glory to Cloud Maritime S.A. for $13,150. Below is the list of the Company's wholly owned ship-owning subsidiaries as of December 31, 2006:

Wholly Owned Subsidiaries	Vessels Acquired	dwt	Date Delivered	Year Built
Genco Reliance Limited	Genco Reliance	29,952	12/6/04	1999
Genco Glory Limited	Genco Glory	41,061	12/8/04	1984
Genco Vigour Limited	Genco Vigour	73,941	12/15/04	1999
Genco Explorer Limited	Genco Explorer	29,952	12/17/04	1999
Genco Carrier Limited	Genco Carrier	47,180	12/28/04	1998
Genco Sugar Limited	Genco Sugar	29,952	12/30/04	1998
Genco Pioneer Limited	Genco Pioneer	29,952	1/4/05	1999
Genco Progress Limited	Genco Progress	29,952	1/12/05	1999
Genco Wisdom Limited	Genco Wisdom	47,180	1/13/05	1997
Genco Success Limited	Genco Success	47,186	1/31/05	1997
Genco Beauty Limited	Genco Beauty	73,941	2/7/05	1999
Genco Knight Limited	Genco Knight	73,941	2/16/05	1999
Genco Leader Limited	Genco Leader	73,941	2/16/05	1999
Genco Marine Limited	Genco Marine	45,222	3/29/05	1996
Genco Prosperity Limited	Genco Prosperity	47,180	4/4/05	1997
Genco Trader Limited	Genco Trader	69,338	6/7/05	1990
Genco Muse Limited	Genco Muse	48,913	10/14/05	2001
Genco Commander Limited	Genco Commander	45,518	11/2/06	1994
Genco Acheron Limited	Genco Acheron	72,495	11/7/06	1999
Genco Surprise Limited	Genco Surprise	72,495	11/17/06	1998

On July 22, 2005, GS&T completed its initial public offering of 11,760,000 shares at $21 per share resulting in gross proceeds of $246,960. After underwriting commissions and other offering expenses, net proceeds to the Company were $230,305.

Prior to its initial public offering, GS&T was 100% owned by Fleet Acquisition LLC, a limited liability company organized on November 3, 2004 under the laws of the Marshall Islands. Fleet Acquisition LLC was owned approximately 65.65% by OCM Principal Opportunities III Fund, L.P. and OCM Principal Opportunities Fund IIIA, L.P., collectively, ("Oaktree") of which Oaktree Management LLC is the General Partner, approximately 26.57% by Peter Georgiopoulos, and 7.78% by others. As of December 31, 2005, Fleet Acquisition LLC maintained a 53.08% ownership in the Company. On April 14, 2006, Fleet Acquisition LLC distributed 1,050,210 shares to certain of its members, and on December 15, 2006, Fleet Acquisition LLC distributed 3,587,361 shares to Peter Georgiopoulos, our Chairman. As a result, at December 31, 2006, Oaktree beneficially owns approximately 34.75% of the Company through Fleet Acquisition, LLC and Peter Georgiopoulos beneficially owns approximately 14.08%. During January 2007, we filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") to register possible future offerings, including possible resales by Fleet Acquisition LLC. That registration statement, as amended, was declared effective by the SEC on February 7, 2007. Fleet Acquisition LLC has advised us that it plans to use that registration statement to conduct an underwritten offering of 4,000,000 shares it owns, subject to an over-allotment option to be granted to underwriters covering up to 600,000 additional shares. Following completion of that offering, Fleet Acquisition LLC would own 19.07% of our common stock (or 16.71% if the over-allotment option is exercised in full).

On July 18, 2005, prior to the closing of the initial public offering of GS&T's common stock, GS&T's board of directors and stockholder approved a split (in the form of a stock dividend, giving effect to a 27,000:1 common stock split) of the Company's common stock. All share and per share data relating to common stock, included in the accompanying consolidated financial statements and notes, have been restated to reflect the stock split for all periods presented.

2—Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which include the accounts of Genco Shipping & Trading Limited and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Business Geographics

The Company's vessels regularly move between countries in international waters, over hundreds of trade routes and, as a result, the disclosure of geographic information is impracticable.

(U.S. dollars in thousands)

Vessel Acquisitions

When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. In the shipping industry, the purchase of a vessel is normally treated as a purchase of an asset as the historical operating data for the vessel is not reviewed nor is material to our decision to make such acquisition.

When a vessel is acquired with an existing time charter, the Company allocates the purchase price of the vessel and the time charter based on, among other things, vessel market valuations and the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to voyage revenues over the remaining term of the charter.

Segment Reporting

The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not use discrete financial information to evaluate the operating results for different types of charters. Although revenue can be identified for these types of charters, management cannot and does not separately identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus, the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Revenue and Voyage Expense Recognition

Since the Company's inception, revenues have been generated from time charter agreements and pool agreements. A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily hire rate. In time charters, operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer. There are certain other non-specified voyage expenses such as commissions which are borne by the Company.

The Company records time charter revenues over the term of the charter as service is provided. Revenues are recognized on a straight-line basis as the average revenue over the term of the respective time charter agreement. The Company recognizes vessel operating expenses when incurred.

In December 2005 and February 2006, respectively, the Genco Trader and the Genco Leader entered into the Baumarine Panamax Pool. Vessel pools, such as the Baumarine Panamax Pool, provide cost-effective commercial management activities for a group of similar class vessels. The pool arrangement provides the benefits of a large-scale operation, and chartering efficiencies that might not be available to smaller fleets. Under the pool arrangement, the vessels operate under a time charter agreement whereby the cost of bunkers and port expenses are borne by the charterer and operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel. Since the members of the pool share in the revenue generated by the entire group of vessels in the pool, and the pool operates in the spot market, the revenue earned by these two vessels was subject to the fluctuations of the spot market. Effective December 24, 2006 and January 15, 2007, respectively, the Genco Trader and Genco Leader exited the Baumarine Panamax Pool.

Included in the standard time charter contracts with our customers are certain performance parameters, which if not met can result in customer claims. As of December 31, 2006, the Company had a reserve of $187 against due from charterers balance and an additional reserve of $571, each of which is associated with estimated customer claims against the Company for time charter performance issues. As of December 31, 2005, the Company had a reserve of $316 associated with estimated customer claims against the Company for time charter performance issues.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses. Vessel operating expenses are recognized when incurred.

Vessels, Net

Vessels, net are stated at cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the acquisition of a vessel and expenditures made to prepare the vessel for its initial voyage. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from the date of initial delivery from the shipyard.

Depreciation expense is calculated based on cost less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining estimated useful life or the estimated life of the renewal or betterment. Undepreciated cost of any asset component being replaced that was acquired after the initial vessel purchase is written off as a component of vessel operating expense. Expenditures for routine maintenance and repairs are expensed as incurred. Scrap value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton (lwt). At December 31, 2006 and 2005, the Company estimated the residual value of vessels to be $175/lwt.

Fixed Assets, Net

Fixed assets, net are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are based on a straight-line basis over the estimated useful life of the specific asset placed in service. The following table is used in determining the estimated useful lives:

Description	Useful lives
Leasehold improvements	15 years
Furniture, fixtures & other equipment	5 years
Vessel equipment	2–5 years
Computer equipment	3 years

Deferred Drydocking Costs

The Company's vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. The Company capitalizes the costs associated with the drydockings as they occur and depreciates these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of a vessel's drydocking include actual costs incurred at the drydocking yard; cost of parts that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking.

Inventory

Inventory consists of lubricants and bunkers (fuel) which are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Impairment of Long-Lived Assets

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs, are included in this analysis.

For the years ended December 31, 2006 and 2005 and for the period September 27, 2004 (date of inception) through December 31, 2004, no impairment charges were recorded, based on the analysis described above.

Deferred Financing Costs

Deferred financing costs, included in other assets, consist of fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt, which is included in interest expense.

Cash and Cash Equivalents

The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Income Taxes

Pursuant to Section 883 of the U.S. Internal Revenue Code of 1986 as amended (the "Code"), qualified income derived from the international operations of ships is excluded from gross income and exempt from U.S. federal income tax if a company engaged in the international operation of ships meets certain requirements. Among other things, in order to qualify, the company must be incorporated in a country which grants an equivalent exemption to U.S. corporations and must satisfy certain qualified ownership requirements.

The Company is incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. The Marshall Islands has been officially recognized by the Internal Revenue Service as a qualified foreign country that currently grants the requisite equivalent exemption from tax.

Based on the ownership of our common stock prior to our initial public offering on July 22, 2005 as discussed in Note 1, we qualified for exemption from income tax for 2005 under Section 883, since we were a Controlled Foreign Corporation ("CFC") and satisfied certain other criteria in the Section 883 regulations. We were a CFC, as defined in the Code, since until the initial public offering on July 22, 2005, over 50% of our stock was owned by United States holders each of whom owned ten percent or more of our voting stock, or US 10% Owners. During that time, approximately 93% of our common stock was held by US 10% Owners.

Based on the publicly traded requirement of the Section 883 regulations as described in the next paragraph, we believe that the Company qualified for exemption from income tax for 2006.

Immediately following the initial public offering, the US 10% Owners beneficially owned less than 50% of our stock. They continued to own less than 50% of our stock and there were no additional US 10% Owners during 2006 and, accordingly, we were no longer eligible to qualify for exemption from tax under Section 883 based on being a CFC. Instead, we can only qualify for exemption if we satisfy the publicly traded requirement of the Section 883 regulations. In order to meet the publicly traded requirement for 2006 and future years, our stock must be treated as being primarily and regularly traded for more than half the days of any such

(U.S. dollars in thousands)

year. Under the Section 883 regulations, our qualification for the publicly traded requirement may be jeopardized if shareholders of our common stock that own five percent or more of our stock ("5% shareholders") own, in the aggregate, 50% or more of our common stock for more than half the days of the year. We believe that during 2006, the combined ownership of our 5% shareholders did not equal 50% or more of our common stock for more than half the days of 2006. However if our 5% shareholders were to increase their ownership to 50% or more of our common stock for more than half the days of 2007 or any future taxable year, we would not be eligible to claim exemption from tax under Section 883 for that taxable year. We can therefore give no assurance that changes and shifts in the ownership of our stock by 5% shareholders will not preclude us from qualifying for exemption from tax in 2007 or in future years.

If the Company does not qualify for the exemption from tax under Section 883, it would be subject to a 4% tax on the gross "shipping income" (without the allowance for any deductions) that is treated as derived from sources within the United States or "United States source shipping income." For these purposes, "shipping income" means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use, or from the performance of services directly related to those uses; and "United States source shipping income" includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Deferred Revenue

Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income when earned.

Comprehensive Income

The Company follows SFAS No. 130 "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income is comprised of net income and amounts related to the adoption of SFAS No. 133 "Accounting for Derivative Investments and Hedging Activities."

Nonvested Stock Awards

In 2006, the Company adopted the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, Share-Based Payment, for nonvested stock issued under its equity incentive plan. Adoption of this new accounting policy did not change the method of accounting for nonvested stock awards. However, deferred compensation costs from nonvested stock have been classified as a component of paid-in capital as required by SFAS No. 123R.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel and drydock valuations and the valuation of amounts due from charterers. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers. With respect to amounts due from charterers, the Company attempts to limit its credit risk by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, guarantees or collateral. Although the Company earned 100% of revenue from 14 customers in 2006 and 97% of revenues from 12 customers in 2005, management does not believe significant risk exists in connection with the Company's concentrations of credit at December 31, 2006 and December 31, 2005.

For the year ended December 31, 2006 there were two customers that individually accounted for more than 10% of revenue, which represented 15.74% and 21.51% of revenue, respectively. For the year ended December 31, 2005 there were three customers that individually accounted for more than 10% of revenue, which represented 11.68%, 15.27% and 26.33% of revenue, respectively.

Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments such as amounts due from charterers, accounts payable and long-term debt approximate their individual carrying amounts as of December 31, 2006 and December 31, 2005 due to their short-term maturities or the variable-rate nature of the respective borrowings.

The fair value of each interest rate swap (used for purposes other than trading) is the estimated amount the Company would receive to terminate the swap agreement at the reporting date, taking into account current interest rates and the creditworthiness of the swap counterparty.

Interest Rate Risk Management

The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on its earnings and cash flow in relation to its borrowings. The Company held three interest rate risk management instruments at December 31, 2006, and one at December 31, 2005, in order to manage future interest costs and the risk associated with changing interest rates.

The differential to be paid or received for the effectively hedged portion of any swap agreement is recognized as an adjustment to interest expense as incurred. Additionally, the change in value for the portion of the swaps that are effectively hedged is reflected as a component of OCI.

For the portion of the forward interest rate swaps that are not effectively hedged, the change in the value and the rate differential to be paid or received is recognized as income or (expense) from derivative instruments and is listed as a component of other expense until such time the Company has obligations against which the swap is designated and is an effective hedge.

Derivative Financial Instruments

To manage its exposure to fluctuating interest rates, the Company uses interest rate swap agreements. Interest rate differentials to be paid or received under these agreements for any portion of designated debt that is effectively hedged is accrued and recognized as an adjustment of interest expense. The interest rate differential on the swaps that do not have designated debt or are not effectively hedged will be reflected as income or (expense) from derivative instruments and is listed as a component of other expense. The fair value of the interest rate swap agreements is recognized in the financial statements as a non-current asset or liability.

Amounts receivable or payable arising at the settlement of hedged interest rate swaps are deferred and amortized as an adjustment to interest expense over the period of interest rate exposure provided the designated liability continues to exist. Amounts receivable or payable arising at the settlement of unhedged interest rate swaps are reflected as income or (expense) from derivative instruments and are included as a component of other expense.

New Accounting Pronouncements

In September 2006, FASB issued SFAS No. 157—Fair Value Measurements ("SFAS 157"). SFAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Previously, guidance for applying fair value was incorporated in several accounting pronouncements. The new statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not add any new fair value measurements, it does change current practice. One such change is a requirement to adjust the value of nonvested stock for the effect of the restriction even if the restriction lapses within one year. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 157 on January 1, 2007 is not expected to have a material impact on the financial statements of the Company.

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for years beginning after December 15, 2006. The Company has performed an assessment and determined that the adoption of FIN 48 will have no material impact on the Company's consolidated financial statements.

In September 2006, the SEC ("SEC") issued SAB No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements," which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108, registrants are required to consider both a "rollover" method, which focuses primarily on the income statement impact of misstatements, and the "iron curtain" method, which focuses primarily on the balance sheet impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have an effect on our results of financial operations or financial position.

3—Cash Flow Information

The Company entered into the 4.485% Swap during 2005 and the 5.075% Swap and 5.25% Swap during March 2006. These swaps are described and discussed in Note 7. The fair value of the 4.485% Swap is in an asset position of $4,462 and $2,325 as of December 31, 2006 and December 31, 2005, respectively. The fair values of the 5.075% Swap and 5.25% Swap are in a liability position of $807 as of December 31, 2006. During 2005, none of the swaps were in a liability position.

The Company had non-cash operating and investing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses for the purchase of fixed assets of approximately $0 and $523 for the years ended December 31, 2006 and December 31, 2005, respectively. Additionally, the Company had non-cash operating and investing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses for the purchase of vessels of approximately $41 and $0 for the years ended December 31, 2006 and December 31, 2005, respectively.

The Company granted nonvested stock to its employees in 2006. The fair value of such nonvested stock was $2,018 on the grant date and was recorded in equity. Additionally, during 2006, nonvested stock forfeited amounted to $12 for shares granted in 2005 and is recorded in equity. The Company granted nonvested stock to its employees and directors in 2005. The fair value of such nonvested stock was $2,940 on the grant dates and was recorded in equity.

(U.S. dollars in thousands except for share data)

4—Vessel Acquisitions and Dispositions

On December 21, 2006, the Company engaged the services of WeberCompass (Hellas) S.A. to sell the Genco Glory. The Company, as of such date, reclassed the net assets associated with the Genco Glory to "Vessel held for Sale" in the current asset section of the balance sheet and discontinued depreciating such assets. At December 31, 2006, the net assets classified as Vessel held for Sale was $9,450. See Note 19 for further details related to the pending sale of the Genco Glory.

On July 10, 2006, the Company entered into an agreement with affiliates of Franco Compania Naviera S.A. under which the Company purchased three drybulk vessels for an aggregate price of $81,250. These vessels were delivered in the fourth quarter of 2006. The acquisition consisted of a 1999 Japanese-built Panamax vessel, the Genco Acheron, a 1998 Japanese-built Panamax vessel, the Genco Surprise, and a 1994 Japanese-built Handymax vessel, the Genco Commander.

On October 14, 2005, the Company took delivery of the Genco Muse, a 48,913 dwt Handymax drybulk carrier and the results of its operations are included in the consolidated results of the Company after that date. The vessel is a 2001 Japanese-built vessel. The total purchase price of the vessel was $34,450. The purchase price included the assumption of an existing time charter with Qatar Navigation QSC at a rate of $26.5 per day. Due to the above-market rate of the existing time charter, the Company capitalized $3,492 of the purchase price as an asset which is being amortized as a reduction of voyage revenues through September 2007 (the remaining term of the charter). For 2006 and 2005, $1,850 and $398, respectively, was amortized and $1,244 and $3,094, respectively, remains unamortized at December 31, 2006 and 2005. The remaining unamortized balance at December 31, 2006 of $1,244 will be reflected as a reduction of voyage revenue during 2007. For the period September 27, 2004 (date of inception) through December 31, 2004, no acquisitions requiring this accounting treatment occurred.

See Note 1 for discussion on the initial acquisition of our initial 16 drybulk carriers.

The purchase and sale of the aforementioned vessels is consistent with the Company's strategy of selectively expanding the number and maintaining the high-quality of the vessels in the fleet.

5—Earnings Per Common Share

The computation of basic earnings (loss) per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings (loss) per share assumes the vesting of granted nonvested stock awards (see Note 16), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and are not yet recognized using the treasury stock method, to the extent dilutive. For the years ended December 31, 2006 and 2005, the nonvested stock grants are dilutive. For the period September 27, 2004 (date of inception) through December 31, 2004 there were no nonvested shares granted.

The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	Years Ended December 31,		September 27, 2004 through December 31,
	2006	2005	2004
Common shares outstanding, basic:			
Weighted average common shares outstanding, basic	25,278,726	18,751,726	13,500,000
Common shares outstanding, diluted:			
Weighted average common shares outstanding, basic	25,278,726	18,751,726	13,500,000
Weighted average non-vested stock awards	72,571	3,469	—
Weighted average common shares outstanding, diluted	25,351,297	18,755,195	13,500,000

6—Related Party Transactions

The following are related party transactions not disclosed elsewhere in these financial statements:

In June 2006, the Company made an employee performing internal audit services available to General Maritime Corporation ("GMC"), where the Company's Chairman, Peter C. Georgiopoulos, also serves as Chairman of the Board, Chief Executive Officer and President, and Stephen A. Kaplan, one of the Company's directors, also serves as a director. For the year ended December 31, 2006, the Company invoiced $52 to GMC for the time associated with such internal audit services. In 2005, no such arrangement was in place. In April 2005, the Company began renting office space in a building leased by GenMar Realty LLC, a company wholly owned by Peter C. Georgiopoulos, the Chairman of the Board. There was no lease agreement between the Company and GenMar Realty LLC. The Company paid an occupancy fee on a month-to-month basis in the amount of $55. For the year ended December 31, 2005, the Company incurred $440. This lease was terminated at December 31, 2005, and there was no such arrangement in place for 2004. At December 31, 2006, the amount due the Company from GMC is $25. No amounts were owed on December 31, 2005.

During the years ended December 31, 2006 and 2005, the Company incurred travel-related and miscellaneous expenditures totaling $257 and $113, respectively. These travel-related expenditures are reimbursable to GMC or its service provider. For the years ended December 31, 2006 and 2005, approximately $49 and $113, respectively, of these travel expenditures were paid from the gross proceeds received from the initial public offering and as such were included in the determination of net proceeds. Prior to its initial public offering, and for the year ended December 31, 2005, the Company purchased $25 of computers and incurred $17 of expense for consultative services provided by GMC.

For the period September 27, 2004 (date of inception) through December 31, 2004, there were no related party transactions between the Company and GMC.

During the years ended December 31, 2006 and 2005 and the period September 27, 2004 (date of inception) through December 31, 2004, the Company incurred legal services (primarily in connection with vessel acquisitions) aggregating $82, $176 and $83, respectively, from Constantine Georgiopoulos, the father of Peter C. Georgiopoulos, Chairman of the Board. At December 31, 2006 and December 31, 2005, $54 and $27, respectively, was outstanding to Constantine Georgiopoulos.

In December 2006, the Company engaged the services of WeberCompass (Hellas) S.A. ("WC"), a shipbroker, to facilitate the sale of the Genco Glory. One of our directors, Basil G. Mavroleon, is a Managing Director of WC and a Managing Director and shareholder of Charles R. Weber Company, Inc., which is 50% shareholder of WC. WC is entitled to a commission of $132, or 1% of the gross selling price of the Genco Glory.

7—Long-term Debt

Long-term debt consists of the following:

	December 31,	
	2006	2005
Revolver, New Credit Facility	$211,933	$130,683
Less: Current portion of revolver	4,322	—
Long-term debt	$207,611	$130,683

New Credit Facility

The Company entered into the New Credit Facility as of July 29, 2005. The New Credit Facility is with a syndicate of commercial lenders including Nordea Bank Finland plc, New York Branch, DnB NOR Bank ASA, New York Branch and Citibank, N.A. The New Credit Facility has been used to refinance our indebtedness under our Original Credit Facility, and may be used in the future to acquire additional vessels and for working capital requirements. Under the terms of our New Credit Facility, borrowings in the amount of $106,233 were used to repay indebtedness under our Original Credit Facility and additional net borrowings of $24,450 were obtained to fund the acquisition of the Genco Muse. In July 2006, the Company increased the line of credit by $100,000 and during the second and third quarters borrowed $81,250 for the acquisition of three vessels. At December 31, 2006, $338,067 remains available to fund future vessel acquisitions. The Company may borrow up to $20,000 of the $338,067 for working capital purposes.

The New Credit Facility has a term of ten years and matures on July 29, 2015. The facility permits borrowings up to 65% of the value of the vessels that secure our obligations under the New Credit Facility up to the facility limit, provided that conditions to drawdown are satisfied. Certain of these conditions require the Company, among other things, to provide to the lenders acceptable valuations of the vessels in our fleet confirming that the aggregate amount outstanding under the facility (determined on a pro forma basis giving effect to the amount proposed to be drawn down) will not exceed 65% of the value of the vessels pledged as collateral. The facility limit is reduced by an amount equal to 8.125% of the total $550,000 commitment semi-annually over a period of four years and is reduced to $0 on the tenth anniversary.

Additionally, on February 7, 2007, the Company reached an agreement with its syndicate of commercial lenders to allow the Company to increase the amount of the New Credit Facility by $100,000, for a total maximum availability of $650,000. The Company has the option to increase the facility amount by $25,000 increments up to the additional $100,000 so long as at least one bank within the syndicate agrees to fund such increase. Any increase associated with this agreement is generally governed by the existing terms of the New Credit Facility, although we and any banks providing the increase may agree to vary the upfront fees, unutilized commitment fees, or other fees payable by us in connection with the increase.

The obligations under the New Credit Facility are secured by a first-priority mortgage on each of the vessels in our fleet as well as any future vessel acquisitions pledged as collateral and funded by the New Credit Facility. The New Credit Facility is also secured by a first-priority security interest in our earnings and insurance proceeds related to the collateral vessels. The Company may grant additional security interest in vessels acquired that are not mortgaged.

All of our vessel-owning subsidiaries are full and unconditional joint and several guarantors of our New Credit Facility. Each of these subsidiaries is wholly owned by Genco Shipping & Trading Limited. Genco Shipping & Trading Limited has no independent assets or operations.

Interest on the amounts drawn is payable at the rate of 0.95% per annum over LIBOR until the fifth anniversary of the closing of the New Credit Facility and 1.00% per annum over LIBOR thereafter. We are also obligated to pay a commitment fee equal to 0.375% per annum on any undrawn amounts available under the facility. On July 29, 2005, the Company paid an arrangement fee to the lenders of $2.7 million on the original commitment of $450,000 and an additional $600 for the $100,000 commitment increase which equates to 0.6% of the total commitment of $550,000 as of July 12, 2006. These arrangement fees along with other costs have been capitalized as deferred financing costs. In the year ended December 31, 2005, we incurred an expense of $4,103 to write off deferred financing fees associated with our Original Credit Facility, which was entirely repaid on July 29, 2005.

(U.S. dollars in thousands)

Under the terms of our New Credit Facility, we are permitted to pay or declare dividends in accordance with our dividend policy so long as no default or event of default has occurred and is continuing or would result from such declaration or payment.

The New Credit Facility has certain financial covenants that require the Company, among other things, to: ensure that the fair market value of the collateral vessels maintains a certain multiple as compared to the outstanding indebtedness; maintain a specified ratio of total indebtedness to total capitalization; maintain a specified ratio of earnings before interest, taxes, depreciation and amortization to interest expense; maintain a net worth of approximately $263,000; and maintain working capital liquidity in an amount of not less than $500 per vessel securing the borrowings. Additionally, there are certain non-financial covenants that require the Company, among other things, to provide the lenders with certain legal documentation, such as the mortgage on a newly acquired vessel using funds from the New Credit Facility, and other periodic communications with the lenders that include certain compliance certificates at the time of borrowing and on a quarterly basis. For the period since facility inception through December 31, 2006, the Company has been in compliance with these covenants, except for an age covenant in conjunction with the acquisition of the Genco Commander, a 1994 vessel, for which the Company obtained a waiver for the term of the agreement.

The New Credit Facility permits the issuance of letters of credit up to a maximum amount of $50,000. The conditions under which letters of credit can be issued are substantially the same as the conditions for borrowing funds under the facility. Each letter of credit must terminate within twelve months, but can be extended for successive periods also not exceeding twelve months. The Company pays a fee of ⅛ of 1% per annum on the amount of letters of credit outstanding. At December 31, 2006 and December 31, 2005, there were no letters of credit issued under the New Credit Facility.

Due to the agreement related to the pending sale of the Genco Glory, the New Credit Facility requires a certain portion of the debt be repaid based on a pro-rata basis. The repayment amount is calculated by dividing the value of the vessel being sold by the value of the entire fleet and multiplying such percentage by the total debt outstanding. Therefore, the Company has reflected $4,322 as current portion of long-term debt as of December 31, 2006.

The following table sets forth the maturity dates for amounts outstanding under the New Credit Facility:

Period Ending December 31,	Total
2007	$ 4,322
2008	—
2009	—
2010	—
2011	—
Thereafter	207,611
	$211,933

Letter of Credit

In conjunction with the Company entering into a new long-term office space lease (See Note 14—Lease Payments), the Company was required to provide a letter of credit to the landlord in lieu of a security deposit. As of September 21, 2005, the Company obtained an annually renewable unsecured letter of credit with DnB NOR Bank in the amount of $650 at a fee of 1% per annum. The letter of credit is reduced to $520 on August 1, 2007 and is cancelable on each renewal date provided the landlord is given 150 days minimum notice.

Original Credit Facility

The Original Credit Facility, entered into on December 3, 2004, has been refinanced by the New Credit Facility. The Original Credit Facility had a five-year maturity at a rate of LIBOR plus 1.375% per year until $100 million had been repaid and thereafter at LIBOR plus 1.250%. In the event of late principal payments, additional interest charges would have been incurred. This facility was retired with proceeds from the initial public offering and proceeds from our New Credit Facility.

The Company's entry into the New Credit Facility in July 2005 resulted in a write-off to interest expense of $4,103 of unamortized deferred financing costs associated with the Original Credit Facility in the third quarter of 2005.

Interest Rate Swap Agreements

Effective September 14, 2005, the Company entered into an interest rate swap agreement with DnB NOR Bank to manage interest costs and the risk associated with changing interest rates. The notional principal amount of the swap is $106,233 and has a fixed interest rate on the notional amount of 4.485% through July 29, 2015 (the "4.485% Swap"). The swap's expiration date coincides with the expiration of the New Credit Facility on July 29, 2015. The differential to be paid or received for this swap agreement was recognized as an adjustment to interest expense as incurred. The change in value on this swap was reflected as a component of OCI. The Company has determined that this interest rate swap agreement, which initially hedged the corresponding debt, continues to perfectly hedge the debt.

Interest income (expense) pertaining to the 4.485% Swap for the years ended December 31, 2006 and 2005 was $637 and $(143), respectively. No such instruments were in place for the period September 27, 2004 (date of inception) through December 31, 2004.

On March 24, 2006, the Company entered into a forward interest rate swap agreement with a notional amount of $50,000, and has a fixed interest rate on the notional amount of 5.075% from January 2, 2008 through January 2, 2013 (the "5.075% Swap"). The change in the value of this swap and the rate differential to be paid or received for this swap agreement was recognized as income from derivative instruments and was listed as a component of other expense until the Company had obligations against which the swap was designated and was an effective hedge. In November

2006, the Company designated $50,000 of the swap's notional amount against the Company's debt and utilized hedge accounting whereby the change in value for the portion of the swap that was effectively hedged was recorded as a component of OCI.

On March 29, 2006, the Company entered into a forward interest rate swap agreement with a notional amount of $50,000 and has a fixed interest rate on the notional amount of 5.25% from January 2, 2007 through January 2, 2014 (the "5.25% Swap"). The change in the value of this swap and the rate differential to be paid or received for this swap agreement was recognized as income from derivative instruments and was listed as a component of other expense until the Company had obligations against which the swap was designated and was an effective hedge. Effective July 2006, the Company designated $32,575 and in October 2006 designated the remaining $17,425 of the swap's notional amount against the Company's debt and utilized hedge accounting whereby the change in value for the portion of the swap that was effectively hedged was recorded as a component of OCI.

For the portion of the Company debt which has been hedged and for which the rate differential on the swap is in effect, the total interest rate is fixed at the fixed interest rate of swap plus the applicable margin on the debt of 0.95% in the first five years of the New Credit Facility and 1.0% in the last five years.

The 5.075% Swap and the 5.25% Swap do not have any interest income or expense as the swaps are not effective until January 2, 2008 and January 2, 2007, respectively. The rate differential on the portion of the swap that has not been designated against the Company's debt and any portion of the swap that is ineffectively hedged for these two instruments will be reflected as income from derivative instruments and is listed as a component of other expense once effective. The rate differential on any portion of the swaps that effectively hedges our debt will be recognized as an adjustment to interest expense as incurred.

The asset associated with the 4.485% Swap at December 31, 2006 and December 31, 2005 is $4,462 and $2,325, respectively, and is presented as the fair value of derivatives on the balance sheet. The liability associated with the 5.075% Swap and the 5.25% Swap at December 31, 2006 is $807, and is presented as the fair value of derivatives on the balance sheet. During 2005, there were no swaps that were in a liability position. As of December 31, 2006 and December 31, 2005, the Company has accumulated OCI of $3,546 and $2,325, respectively, related to the 4.485% Swap and a portion of the 5.25% Swap and 5.075% Swap that is effectively hedged. The portions of the 5.075% Swap and the 5.25% Swap that have not been effectively hedged resulted in income from derivative instruments of $108 for the year ended December 31, 2006 due to the change in the value of these instruments when these instruments did not have designations associated with them. The 5.075% Swap and the 5.25% Swap were not entered into at December 31, 2005.

Interest Rates

The effective interest rates, including the cost associated with unused commitment fees, and the rate differential on the 4.485% Swap, for the years ended December 31, 2006 and 2005 and for the period September 27, 2004 (date of inception) through December 31, 2004, were 6.75%, 4.83% and 4.69%, respectively. The interest rates on the debt, excluding the unused commitment fees, ranged from 6.14% to 6.45%, and from 3.69% to 5.26% for the years ended December 31, 2006 and 2005, respectively. The interest rates on the debt, excluding the unused commitment fees, ranged from 3.63% to 3.88% for the period September 27, 2004 (date of inception) through December 31, 2004.

8—Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2006		December 31, 2005	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 73,554	$ 73,554	$ 46,912	$ 46,912
Floating rate debt	211,933	211,933	130,683	130,683
Derivative instruments —asset position	4,462	4,462	2,325	2,325
Derivative instruments —liability position	807	807	—	—

The fair value of the revolving credit facilities are estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the variable rate loans. The fair value of the interest rate swap (used for purposes other than trading) is the estimated amount the Company would receive to terminate the swap agreement at the reporting date, taking into account current interest rates and the creditworthiness of the swap counterparty.

9—Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31, 2006	December 31, 2005
Lubricant inventory and other stores	$1,671	$1,019
Prepaid items	1,603	809
Other	1,369	746
Total	$4,643	$2,574

10—Other Assets, Net

Other assets consist of the following:

(i) Deferred financing costs which include fees, commissions and legal expenses associated with securing loan facilities. These costs are amortized over the life of the related debt, which is included in interest expense. In July 2005, the Company entered into the New Credit Facility, which resulted in a write-off of $4,103

(U.S. dollars in thousands)

of unamortized deferred financing costs associated with the Original Credit Facility. The Company has incurred additional deferred financing costs of $3,794 on the New Credit Facility. Accumulated amortization of deferred financing costs as of December 31, 2006 and December 31, 2005 was $467 and $126, respectively.

(ii) Value of time charter acquired which represents the value assigned to the time charter acquired with the Genco Muse in October 2005. The value assigned to the time charter was $3,492. This intangible asset is amortized as a reduction of revenue over the minimum life of the time charter. The amount amortized for this intangible asset was $1,850 for the year ended December 31, 2006, $398 for the year ended December 31, 2005 and $0 for the period September 27, 2004 (date of inception) through December 31, 2004. At December 31, 2006 and 2005, $1,244 and $3,094, respectively, remains unamortized.

11—Fixed Assets

Fixed assets consist of the following:

	December 31, 2006	December 31, 2005
Fixed assets:		
Vessel equipment	$ 533	$ 69
Leasehold improvements	1,146	1,146
Furniture and fixtures	210	96
Computer equipment	336	260
Total cost	2,225	1,571
Less: accumulated depreciation and amortization	348	49
Total	$1,877	$1,522

12—Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2006	December 31, 2005
Accounts payable	$1,885	$1,018
Accrued general and administrative expenses	2,936	2,701
Accrued vessel operating expenses	2,963	2,259
Total	$7,784	$5,978

13—Revenue from Time Charters

Total revenue earned on time charters for the years ended December 31, 2006 and 2005 and for the period September 27, 2004 (date of inception) through December 31, 2004 was $133,232, $116,906 and $1,887, respectively. Future minimum time charter revenue, based on vessels committed to noncancelable time charter contracts as of February 1, 2007 will be $97,465 during 2007 and $10,206 during 2008, assuming 20 days of off-hire due to any scheduled drydocking and no additional off-hire time is incurred.

14—Lease Payments

In September 2005, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: Free rent from September 1, 2005 to July 31, 2006, $40 per month from August 1, 2006 to August 31, 2010, $43 per month from September 1, 2010 to August 31, 2015, and $46 per month from September 1, 2015 to August 31, 2020. The Company obtained a tenant work credit of $324. The monthly straight-line rental expense from September 1, 2005 to August 31, 2020 is $39. As a result of the straight-line rent calculation generated by the free rent period and the tenant work credit, the Company has a deferred rent credit at December 31, 2006 and 2005 of $743 and $479, respectively. The Company has the option to extend the lease for a period of five years from September 1, 2020 to August 31, 2025. The rent for the renewal period will be based on prevailing market rate for the six months prior to the commencement date of the extension term.

Future minimum rental payments on the office space lease for the next five years and thereafter are as follows: $486 per year for 2007 through 2009, $496 for 2010, $518 for 2011 and $4,650 thereafter.

15—Savings Plan

In August 2005, the Company established a 401(k) plan which is available to full-time employees who meet the plan's eligibility requirements. This 401(k) plan is a defined contribution plan, which permits employees to make contributions up to maximum percentage and dollar limits allowable by IRS Code Sections 401(k), 402(g), 404 and 415 with the Company matching up to the first six percent of each employee's salary on a dollar-for-dollar basis. The matching contribution vests immediately. For the years ended December 31, 2006 and 2005, the Company's matching contributions to this plan were $94 and $22, respectively. For the period September 27, 2004 (date of inception) through December 31, 2004 there was no 401(k) plan in effect.

16—Nonvested Stock Awards

On July 12, 2005, the Company's board of directors approved the Genco Shipping and Trading Limited 2005 Equity Incentive Plan (the "Plan"). Under this plan the Company's board of directors, the compensation committee, or another designated committee of the board of directors may grant a variety of stock-based incentive awards to employees, directors and consultants whom the compensation committee (or other committee or the board of directors) believes are key to the Company's success. Awards may consist of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, nonvested stock, unrestricted stock and performance shares. The aggregate number of shares of common stock available for award under the Plan is 2,000,000 shares.

On October 31, 2005, the Company made grants of nonvested common stock under the Plan in the amount of 111,412 shares to the executive officers and employees and 7,200 shares to directors of the Company. The executive and employee grants vest ratably on each of the four anniversaries of the date of the Company's initial public offering (July 22, 2005). On July 22, 2006, 27,853 shares of the employees' nonvested stock vested, and during 2006, 750 of these shares were forfeited. Grants to the directors vested in full on May 18, 2006, the date of the Company's annual shareholders' meeting. Upon grant of the nonvested stock, an amount of unearned compensation equivalent to the market value at the date of the grant, or $1,949, was recorded as a component of shareholders' equity. The unamortized portion of this award at December 31, 2006 and December 31, 2005 was $653 and $1,689, respectively. Amortization of this charge, which is included in general and administrative expenses for the years ended December 31, 2006 and 2005 was $1,025 and $260, respectively, and $0 for the period September 27, 2004 (date of inception) through December 31, 2004. The remaining expense for the years ended 2007, 2008, and 2009 will be $391, $198 and $64, respectively.

On December 21, 2005, the Company made grants of nonvested common stock under the Plan in the amount of 55,600 shares to the executive officers and employees of the Company. Theses grants vest ratably on each of the four anniversaries of the determined vesting date beginning with November 15, 2006. During the fourth quarter of 2006, 13,900 shares of the employees' nonvested stock vested. Upon grant of the nonvested stock, an amount of unearned compensation equivalent to the market value at the date of the grant, or $991, was recorded as a component of shareholders' equity. The unamortized portion of this award at December 31, 2006 and December 31, 2005 was $441 and $974, respectively. Amortization of this charge, which is included in general and administrative expenses, for the years ended December 31, 2006 and 2005 was $533 and $17, respectively, and $0 for the period September 27, 2004 (date of inception) through December 31, 2004. The remaining expense for the years ending 2007, 2008 and 2009 will be $253, $134 and $54, respectively.

On December 20, 2006 and December 22, 2006, the Company made grants of nonvested common stock under the Plan in the amount of 37,000 shares to employees other than executive officers and 35,000 shares to the executive officers, respectively. Theses grants vest ratably on each of the four anniversaries of the determined vesting date beginning with November 15, 2007. Upon grant of the nonvested stock, an amount of unearned compensation equivalent to the market value at the respective date of the grants, or $2,018, was recorded as a component of shareholders' equity. The unamortized portion of this award at December 31, 2006 and December 31, 2005 was $1,986 and $0, respectively. Amortization of this charge, which is included in general and administrative expenses for the years ended December 31, 2006 and 2005, was $32 and $0, respectively, and $0 for the period September 27, 2004 (date of inception) through December 31, 2004. The remaining expense for the years ending 2007, 2008, 2009 and 2010 will be $1,088, $515, $273 and $110, respectively.

The table below summarizes the Company's nonvested stock awards as December 31, 2006:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at January 1, 2006	174,212	$16.88
Granted	72,000	28.02
Vested	(48,953)	16.83
Forfeited	(750)	16.43
Outstanding at December 31, 2006	**196,509**	**$20.97**

The fair value of nonvested stock at the grant date is equal to the closing stock price on that date. The Company is amortizing these grants over the applicable vesting periods. As of December 31, 2006, unrecognized compensation cost related to nonvested stock will be recognized over a weighted average period of 3.1 years. The weighted average grant-date fair value of nonvested stock granted during the years ended December 31, 2006 and December 31, 2005 is $28.02 and $16.88, respectively. There were no grants issued for the period September 27, 2004 (date of inception) through December 31, 2004.

17—Legal Proceedings

From time to time the Company may be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company, its financial condition, results of operations or cash flows.

18—Unaudited Quarterly Results of Operation

In the opinion of the Company's management, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation, have been included on a quarterly basis.

	2006 Quarter Ended				2005 Quarter Ended			
	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31
(In thousands, except for per share data)								
Revenues	$32,572	$32,303	$32,642	$35,715	$21,399	$30,950	$31,172	$33,385
Operating income	17,696	17,346	16,740	18,538	13,921	19,432	18,556	16,836
Net income	16,578	17,522	12,904	16,518	11,384	15,617	12,340	15,140
Earnings per share—Basic	$ 0.66	$ 0.69	$ 0.51	$ 0.65	$ 0.84	$ 1.16	$ 0.55	$ 0.60
Earnings per share—Diluted	$ 0.66	$ 0.69	$ 0.51	$ 0.65	$ 0.84	$ 1.16	$ 0.55	$ 0.60
Dividends declared and paid per share	$ 0.60	$ 0.60	$ 0.60	$ 0.60	—	—	—	$ 0.60
Weighted average common shares outstanding—Basic	25,260	25,263	25,289	25,302	13,500	13,500	22,576	25,260
Weighted average common shares outstanding—Diluted	25,304	25,337	25,372	25,391	13,500	13,500	22,576	25,274

19—Subsequent Events

On February 8, 2007, our board of directors declared a dividend of $0.66 per share to be paid on or about March 9, 2007 to shareholders of record as of February 23, 2007. The aggregate amount of the dividend is expected to be $16,842, which the Company anticipates will be funded from cash on hand at the time payment is to be made.

On February 8, 2007, the Company made grants of nonvested common stock under the Plan in the amount of 9,000 shares to employees and 7,200 shares to directors of the Company. The employee grants vest ratably on each of the four anniversaries of the determined vesting date beginning with November 15, 2007. Grants to directors vest in full on the earlier of the first anniversary of the grant date or the date of the next annual shareholders' meeting of the Company. Upon grant of the nonvested stock, an amount of unearned compensation equivalent to the market value at the date of the grant, or February 8, 2007, will be recorded as a component of shareholders' equity. Amortization of this charge which will be included in general and administrative expenses in 2007 through 2010.

On January 17, 2007, the Company entered into an agreement to sell the Genco Glory to Cloud Maritime S.A. for $13,150 less a 1% brokerage commission payable to WeberCompass (Hellas) S.A. We expect to deliver the vessel to the new owner during February 2007. Based on the selling price and the net book value of the vessel, the Company expects to record a gain of approximately $3,570 in the first quarter of 2007.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Genco Shipping & Trading Limited's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Genco Shipping & Trading Limited;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Genco Shipping & Trading Limited's management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Genco Shipping & Trading Limited's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework." Based on our assessment and those criteria, management believes that Genco Shipping & Trading Limited maintained effective internal control over financial reporting as of December 31, 2006.

Genco Shipping & Trading Limited's independent registered public accounting firm has audited and issued their report on management's assessment of Genco Shipping & Trading Limited's internal control over financial reporting, which appears on the next page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Genco Shipping & Trading Limited
New York, New York

We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that Genco Shipping & Trading Limited and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated February 8, 2007 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 8, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Genco Shipping & Trading Limited
New York, New York

We have audited the accompanying consolidated balance sheets of Genco Shipping & Trading Limited and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the years ended December 31, 2006 and 2005 and for the period from September 27, 2004 (date of inception) through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Genco Shipping & Trading Limited and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2006 and 2005 and for the period from September 27, 2004 (date of inception) through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 8, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 8, 2007

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND PURCHASES OF EQUITY SECURITIES

Market information, holders and dividends

Our common stock has traded on NASDAQ under the symbol "GSTL" since our initial public offering on July 22, 2005. As of April 11, 2007 the Company's common stock will be trading on the NYSE under the symbol "GNK." The following table sets forth for the periods indicated the high and low prices for the common stock as of the close of trading as reported by NASDAQ:

Fiscal Year Ended December 31,	HIGH	LOW
2006		
1st Quarter	**$ 17.52**	**$ 15.26**
2nd Quarter	**$ 18.16**	**$ 16.11**
3rd Quarter	**$ 23.03**	**$ 17.35**
4th Quarter	**$ 28.43**	**$ 22.65**
2005		
3rd Quarter	$ 20.87	$ 19.00
4th Quarter	$ 19.63	$ 15.96

As of December 31, 2006, there were approximately 52 holders of record of our common stock.

On July 18, 2005, prior to the closing of the initial public offering of our common stock, our board of directors and stockholder approved a split (in the form of a stock dividend, giving effect to a 27,000:1 common stock split) of our common stock. All share and per share data relating to common stock, included in the accompanying consolidated financial statements and notes, have been restated to reflect the stock split for all periods presented.

Our dividend policy is to declare quarterly distributions to shareholders, which commenced in November 2005, by each February, May, August and November substantially equal to our available cash from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and debt service) and any reserves our board of directors determines we should maintain. These reserves may cover, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. On October 26, 2006, July 27, 2006, April 27, 2006, February 9, 2006, and October 31, 2005, our board of directors declared a dividend of $0.60 per share for each respective quarter. Additionally, on February 8, 2007, our board of directors declared a dividend of $0.66 relating to the fourth quarter of 2006. Our target rate for quarterly dividends for 2007 is $0.66, although actual dividends, if declared, may be more or less. In the future, we may incur other expenses or liabilities or our board of directors may establish reserves that would reduce or eliminate the cash available for distribution as dividends.

PERFORMANCE GRAPH

The following graph illustrates a comparison of the cumulative total shareholder return (change in stock price plus reinvested dividends) of Genco Shipping & Trading Limited's common stock with the Standard and Poor's 500 Index and a peer group consisting of Dryships, Inc., Diana Shipping Inc., Quintana Maritime Ltd., Excel Maritime Carriers Ltd., Navios Maritime Holdings Inc. and Eagle Bulk Shipping Inc. The comparison assumes a $100 investment on July 22, 2005. The comparisons in the graph are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of the Company's common stock. Data for the Standard and Poor's 500 Index and the peer group assume reinvestment of dividends.



	7/22/2005	12/31/2005	12/31/2006
GSTL	100	85.90	147.33
S&P 500	100	102.06	118.18
Peer Group	100	97.46	122.01

Our dividend policy is to declare quarterly distributions to shareholders by each February, May, August and November, which commenced in November 2005, substantially equal to our available cash from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and debt service) and any reserves our board of directors determines we should maintain. These reserves may cover, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. On February 8, 2007 our board of directors declared a dividend of $0.66 relating to the fourth quarter of 2006. On October 26, 2006, July 27, 2006, April 27, 2006, February 9, 2006, and October 31, 2005, our board of directors declared a dividend of $0.60 per share for each respective quarter.

PRO FORMA BALANCE SHEET ITEMS RECONCILIATION

December 31, 2006

(U.S. dollars in thousands)

	December 31, 2006 Actual	Adjustment*	December 31, 2006 Pro Forma
Cash	$ 73,554	$ (9,254)	$ 64,030
Debt	211,933	(5,700)	206,233
Net Debt	138,379	—	142,203
Shareholders' Equity	353,533	(13,272)	340,261
Total Capitalization	$491,912		$482,464

*December 31, 2006 pro forma balance sheet information is a non-U.S. GAAP financial measure that takes into effect the Company's payment of dividends of $16.84 million on or about March 9, 2007 to all shareholders of record as of February 23, 2007, the net proceeds from the sale of the Genco Glory of $13.02 million, the $3.6 million gain on the sale of the Genco Glory, as well as the repayment of $5.7 million of debt under the credit facility.

We define Net Debt to Total Capitalization as Net Debt divided by Total Capitalization.

Liquidity Position	
Revolving Credit Facility	$650,000**
Undrawn Facilities	443,767
Cash	64,030
Total Liquidity	$507,797

**Includes the option to expand credit facility by $100 million. See page 47 for details.

PERFORMANCE ITEMS RECONCILIATION

December 31, 2006

(U.S. dollars in thousands)

We define EBITDA Margin as EBITDA divided by Revenues. Please refer to footnote (1) in "Selected Consolidated Financial and Other Data" on page 20 for a reconciliation of EBITDA.

We calculate Fleet Utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

We calculate Return on Total Capital as Net Income of $63,522 plus Interest Expense of $10,035 divided by the sum of the average of Shareholders' Equity at the end of each quarter and the average of Total Debt at the end of each quarter, in each case for the year ended December 31, 2006.

CORPORATE INFORMATION

EXECUTIVE TEAM
Robert Gerald Buchanan
President

John C. Wobensmith
Chief Financial Officer, Treasurer and Secretary

BOARD OF DIRECTORS
Peter C. Georgiopoulos, *Chairman*
Chairman, President and Chief Executive Officer
General Maritime Corporation
Chairman, Aegean Marine Petroleum Network Inc.

Stephen A. Kaplan
Principal
Oaktree Capital Management LLC

Nathaniel C.A. Kramer (1)(3)
Chairman, Managing Director
Mercantile Capital Group LLC

Mark F. Polzin (2)(3)
President and Chief Executive Officer
Moreland Management Co.

Basil G. Mavroleon (1)(2)
Managing Director
Charles R. Weber Company Inc.

Robert C. North (2)
President
North Star Maritime, Inc.

Harry A. Perrin (1)(3)
Co-Head, Restructuring Practice Area
Petrie Parkman & Co., Inc.

(1) Compensation Committee
(2) Nominating and Corporate Governance Committee
(3) Audit Committee

CORPORATE OFFICES
Genco Shipping & Trading Limited
299 Park Avenue, 20th Floor
New York, NY 10171
Tel: (646) 443-8550
www.gencoshipping.com

STOCK LISTING
Genco Shipping & Trading Limited's common stock is traded on the NYSE under the symbol GNK.

TRANSFER AGENT
Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ 07310-1900
Tel: (800) 851-9677
TTD for Hearing Impaired: (800) 231-5469
Foreign Shareowners: (201) 680-6610
TDD Foreign Shareowners: (201) 680-6578

LEGAL COUNSEL
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Tel: (212) 715-9100

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Tel: (212) 574-1200

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Two World Financial Center
225 Liberty Street
New York, NY 10281
Tel: (212) 436-2000

INVESTOR RELATIONS CONTACT
John C. Wobensmith
Genco Shipping & Trading Limited
299 Park Avenue, 20th Floor
New York, NY 10171
Tel: (646) 443-8550

NOTICE OF ANNUAL MEETING
Genco Shipping & Trading Limited will conduct its Annual Meeting at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036 on May 16th, 2007 at 2:00 PM.

CERTIFICATIONS
Genco Shipping & Trading Limited has included as exhibits to its Annual Report on Form 10-K for fiscal year 2006 filed with the Securities and Exchange Commission certifications of Genco's President and Chief Financial Officer certifying the quality of the company's public disclosure. Genco's President has also submitted to the New York Stock Exchange (NYSE) a written affirmation certifying that he is not aware of any violations by Genco of the NYSE corporate governance listing standards.

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Genco Shipping & Trading Limited

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